ANNUAL REPORT 2001


BLACKROCK

Exceptionally talented professionals. A culture of teamwork and excellence. A unified operating platform. Open communication. Common goals. These are the factors that define BlackRock and enable our success. Our mission is to deliver consistently superior performance and service by leveraging the breadth and depth of our capabilities on behalf of our clients and shareholders. Our people and the partnerships we have with each other and with our clients are our most important assets. Teamwork is not a goal at BlackRock; it is the foundation upon which we have built the firm. We salute the efforts of our team, nearly 800 strong in offices throughout the world, and are confident that their continuing commitment will help us realize even greater achievements in the future.



2001 HIGHLIGHTS

- Diluted earnings per share rose 22% to $1.65.
- Assets under management grew 17% to $239 billion.
- Net new business exceeded $31 billion.
- Assets managed for institutional clients increased 21% to $206 billion.
- Raised $3.2 billion of closed-end fund assets, more than any other manager.
- Named U.S. bond manager of the year by *Global Investor* in January 2002.
- Fixed income assets reached a record level of $135 billion.
- Liquidity assets increased 30% to $80 billion.
- International equity assets approached $9 billion.
- Alternative investments exceeded $5 billion, up 53%.
- BlackRock Solutions revenue increased over 50%.
- Opened new facilities in Wilmington, San Francisco and Hong Kong.
- Launched new small and mid cap value equity team in Boston in January 2002.
- Moving entire New York City team into new headquarters in early 2002.

(in thousands of dollars, except per share data)	**2001**	2000	1999
	Years ended December 31,		
Revenue	**$533,144**	$476,872	$380,981
Operating Income	**170,176**	143,038	110,943
Net Income	**107,434**	87,361	59,417
EBITDA[(a)]	**207,773**	170,767	132,541
Operating Margin[(b)]	**36.0%**	35.7%	36.7%
Per Common Share:			
Diluted Earnings	**1.65**	1.35	1.04
Pro-forma Diluted Earnings[(c)]	**1.65**	1.35	0.99
Diluted Cash Earnings[(d)]	**1.82**	1.51	1.21
Book Value	**7.54**	5.75	4.39
Assets Under Management *(in millions)*	**238,584**	203,769	164,517

(a) Earnings before interest expense, taxes, depreciation and amortization.
(b) Operating income divided by total revenue less fund administration and servicing costs-affiliates.
(c) Based on adjusting 1999 net income to reflect the after-tax interest expense benefit of retiring $115 million of debt with the net proceeds of the Company's IPO and adjusting the weighted-average diluted shares outstanding to reflect the offering of 9 million shares.
(d) Net income plus intangible amortization expense for the period divided by average diluted shares outstanding.

Assets Under Management
($ millions)



$238,584
$203,769
$164,517
99
00
01

Revenue
($ thousands)



$533,144
$476,872
$380,981
99
00
01

Pro-forma Diluted Earnings
Per Common Share



$1.65
$1.35
$0.99
99
00
01



CHAIRMAN'S LETTER

I am pleased to report that 2001 was another strong year for BlackRock. Earnings per share rose 22% on the strength of industry-leading growth in assets under management to $239 billion. Net new business of more than $31 billion accounted for 90% of the increase in managed assets, again differentiating BlackRock from competitors who have relied on acquisitions or on market appreciation to expand their asset bases. Our results reflect the efforts of the BlackRock team, nearly 800 strong in seven offices worldwide, coming together day-in and day-out to deliver exceptional performance and service to our clients. Without the dedication of these professionals and their unwavering commitment to excellence and teamwork, we could not continue to realize such accomplishments.

In 2001, we benefited from investments made over many years, with a broader array of business efforts contributing to our results than ever before. BlackRock Solutions, our risk management advisory and investment system services team, added 11 new assignments and achieved revenue growth in excess of 50%. Our liquidity business, supported by a favorable interest rate environment and strong sales efforts, grew by 30%. Our real estate finance group raised almost $800 million of capital and commitments in a variety of products, contributing to the growth we achieved in alternative investments last year. International equity assets increased more than 8%, a remarkable achievement in light of the significant headwinds in these markets. And fixed income remained strong, with over $22 billion of new fundings more than offsetting approximately $12 billion of outflows resulting from mergers, market rebalancing activity and closed-end bond fund maturities. Importantly, relative performance, the most critical determinant of future growth, remained strong in all of these products.

The only area in which we failed to realize growth during the year was domestic equities. The effort suffered from poor market and relative performance, as well as asset outflows. We are actively engaged in developing strategies to reshape our domestic equity business, evaluating numerous hiring and acquisition opportunities, with significant weight given to strategic fit and shared commitment to a disciplined investment process and a team approach. During the year, these efforts led to the formation of a new seven-person small and mid cap value team led by Wayne Archambo, who joined BlackRock on January 1, 2002. Additional investments will be required, and we are actively pursuing opportunities to further restructure this business in the coming year.

A variety of trends are changing the landscape in our industry, giving rise to new challenges and new opportunities for investors. For example, the composition of the domestic bond market has experienced tremendous change. As the Federal budget shifted from a deficit to a surplus, Treasury issuance declined sharply. At the same time, spurred by both lower rates and reduced bank lending activity, corporate bond offerings increased dramatically. Since 1998, nearly $2 trillion of corporate bonds have been issued, exceeding the total offered in the previous ten years combined, and credit securities grew to 27% of the Lehman Brothers Aggregate Index, up from 18% in 1996. In addition, institutional investors have overtaken banks in the bank loan market, accounting for 64% of primary market purchases in 2001, up from 36% in 1996. As the capital markets assume the traditional role of banks in corporate lending, the ability to evaluate and properly price credit risk will be of paramount importance.

Equity investors face different, but no less significant, challenges. Two years of declining markets are only part of the story. Growth and value investment styles have diverged sharply, fostering volatility in asset flows industrywide. Last year, large cap growth fund managers had a particularly difficult year, capping off a decade that included six years in which median returns fell short of the benchmark. In addition, more than half of all large cap core and value funds underperformed their benchmarks in eight of the last ten years. These facts are causing institutional investors to question their traditional investment choices and to modify their blend of higher and lower risk strategies by, among other things, increasing their allocation to alternative investments. Individual investors, on the other hand, are placing greater emphasis on strategies that are tax efficient, as reflected in the rapid growth of the managed account business among brokerage firms and other high net worth advisors.

Finally, both bond and equity investors are challenged by the continuing globalization of the world's economies and markets. Economic shocks, whether arising from political unrest, economic weakness, credit disruptions or fraud, have a ripple effect across financial markets worldwide. Most recently, Enron's collapse, the ensuing Congressional inquiry and the Justice Department's indictment of Arthur Andersen have highlighted the need for effective financial controls. And companies in all industries are under tremendous pressure to ensure the integrity of their operating and risk management capabilities.

BlackRock is meeting these challenges head-on and vigorously pursuing the opportunities they represent, all in a manner consistent with fostering continuity of our team culture, our unified operating platform and our financial discipline. We are aggressively pursuing enhancements to our domestic equity business. We are expanding our quantitative and fundamental credit capabilities, adding strength to meet the demands of a global bond market increasingly dominated by corporate credit issues. We are developing a marketing and client service effort for high net worth investors that will leverage our expertise in municipal bonds and in portfolio management for taxable institutions. We are further developing our systems and BlackRock Solutions business, which will help ensure exceptional operational risk management for both BlackRock and BlackRock Solutions clients. And we continue to foster cross-fertilization of ideas and development of our global perspective by encouraging communication across disciplines in a variety of regular forums and daily interactions.

All of these efforts are guided by our desire to better serve our clients, to transcend the typical vendor relationship by listening to our clients, understanding their challenges and collaborating on solutions.

Our marketing and client service effort is centralized through a senior relationship manager who is responsible for delivering all of BlackRock's products and resources. At the same time, we recognize that no individual is capable of fully serving any client and that exceptional relationships can only be established and sustained through effective teamwork, open communication and excellence in all efforts. These are the hallmarks of BlackRock's business model, the foundation upon which we have realized over $30 billion of net new business in each of the last three years, and the basis upon which we continue to strive to create value for our clients and shareholders.

Promoting the stability of our team and attracting talented professionals to add depth and breadth to our bench are among our top priorities. We pursue these objectives in numerous ways. We emphasize entry-level recruiting, which helps us perpetuate our culture and motivates us to continually build the platform to provide robust career opportunities. We are expanding our global presence, with new headquarters in Manhattan, new facilities in Boston, Edinburgh, Hong Kong, San Francisco and Wilmington, and additional staff worldwide. To maintain a team culture as we become more physically dispersed, we have invested in and rely on a virtual platform that facilitates communication and information flow firmwide. Finally, we employ a compensation framework that emphasizes performance bonuses and incentives, including stock options and long-term deferred compensation plans, which align employee, client and shareholder interests and provide meaningful financial incentives to protect our franchise and grow our platform.

Above all else, the year was marked by immense tragedy that touched the lives of our employees, families and friends. The events of September 11th, and the enormous, senseless loss of life suffered on that day, will forever be etched on our memories. If the true measure of one's character is best gauged in times of adversity, I must say that I have never been prouder of BlackRock's team than in the days and weeks that followed the attacks. We stayed in close contact with our clients. We worked together to re-open our institutional money market funds and provide much needed liquidity. We coordinated with custodians and counterparties to restore order to the markets. We maintained our investment discipline, managing through bond price volatility in excess of even the most volatile stock market conditions. In a time of unprecedented grief and uncertainty, our collective resolve to stay focused on our mission to serve our clients strengthened us individually, as a team and as a firm.

To our employees, I would like to express my sincere appreciation for your outstanding efforts, and to encourage each of you to constantly raise the bar as you strive to realize your full potential. To our Board of Directors, thank you for your advice and continued dedication to BlackRock. To our clients and shareholders, I want to reiterate our commitment to serve your needs and earn your confidence. I look forward to working with all of you as we build upon our past successes and expand our future horizons.

Sincerely,



Laurence D. Fink
Chairman and Chief Executive Officer

March 2002

OUR CLIENTS

BlackRock provides investment and risk management services to a prestigious universe of taxable and tax-exempt institutional investors worldwide. Institutional assets under management have grown at a compound annual rate of 29% over the past five years, to $206 billion at December 31, 2001. The marketing and client service efforts of our account management group and liquidity sales force resulted in over $31 billion in net new business last year, or 90% of the total growth in assets under management.

BlackRock is widely recognized for the quality of our client service. Our business model is client-centric, rather than product-centric, which means that a senior relationship manager is responsible for delivering all products and the full resources of BlackRock to each client. Our approach is designed to promote a comprehensive understanding of each client's business so that we can transcend the typical vendor relationship and work collaboratively with our clients to best meet their needs.

Over the years, incremental fundings from existing clients have been an important source of new business. More recently, additional assignments from existing clients have become an increasingly important source of growth. At year-end 2001, more than 200 clients employed BlackRock to manage multiple mandates, and 41 client relationships exceeded $1 billion in assets under management.

Of course, existing clients are not our sole source of growth. In 2001, we added $23 billion of assets for over 300 new institutional clients. Importantly, we have been able to attract new business from an increasingly diverse universe of investors. For example, initiatives targeting money market investors on the futures exchanges and institutional bond fund investors contributed over $3.4 billion in net new business. In addition, assets managed for international clients increased to $33 billion, or 16% of total institutional assets under management, as a result of expanded efforts in Europe and Asia.

Institutional Clients
Assets Under Management
$ in billions



$99
$130
$171
$206
98
99
00
01

We believe that our sustained record of organic growth is a strong validation of our client-centric business model. We have been able to achieve greater cross-selling success, capitalize on the continuing trend among institutional investors to consolidate their manager relationships, increase penetration in established channels and pursue a broader range of new business opportunities. As we expand our institutional product offerings and our global presence, we expect these factors to become even more compelling sources of growth.





OUR CLIENTS CONT'D

BlackRock serves individual investors principally through its open-end fund family, BlackRock Funds, and 29 publicly-traded closed-end bond funds. In 2001, assets managed in these products held steady at $33 billion, an accomplishment given the adverse equity market conditions that prevailed throughout the year. In particular, we benefited from our product mix, the strength of our relationships with fund distributors and our ability to redirect resources to capitalize on market opportunities.

BlackRock Funds suffered an 8% drop in assets under management to $24 billion. Significantly, though, we recorded net subscriptions of more than $600 million, as bond and money market fund inflows overcame equity fund outflows. Further, our 19 regional wholesalers were able to sustain positive distribution momentum through broker dealers and other intermediaries, who are becoming an increasingly important source of distribution for our funds. At year-end, wholesale channels represented over 31% of our equity and bond fund assets, up from 22% just two years ago.

While adverse equity market conditions overwhelmed results in open-end funds last year, the market for closed-end bond funds became viable for the first time in several years. We were able to leverage BlackRock's relationships with national and regional broker dealers, as well as our strong past performance in these products and the marketing capabilities of our funds group, to capitalize on these opportunities. During the year, we raised $3.2 billion in closed-end bond fund assets, more than any other manager in the industry. The offerings included a mix of term trusts, a product BlackRock introduced in 1988, and perpetual bond funds, adding an important source of revenues for years to come. Market conditions permitting, we will seek to offer additional closed-end funds in 2002.

Retail Mutual Funds
Assets Under Management
$ in billions


$32
$35
$33
$33
98
99
00
01

Finally, at December 31, 2001, BlackRock also managed over $500 million of assets in separate accounts and alternative investments for high net worth investors. Largely as a result of our strength in municipal bond management, prospective clients have increasingly sought our services. Accordingly, we are exploring options for formalizing a wealth management marketing and client service effort. As with our fund distribution efforts, we expect to proceed on a measured basis, increasing our investments in new and existing channels as our product capabilities and business conditions warrant.

FIXED INCOME

Fixed income investment management remains at the core of BlackRock's franchise. At year-end 2001, fixed income assets under management totaled $135 billion, or 57% of total assets under management. An additional $5.3 billion of fixed income assets are managed in a variety of alternative investments, including hedge funds, collateralized bonds obligations and real estate debt offerings. In total, we have achieved a compound annual growth rate of 28% in all fixed income products over the last five years.

Investment performance, delivering what we promise to our investors, is critical to sustaining the growth of our business. Our objective is to achieve strong risk-adjusted returns primarily by selecting those bond market sectors and securities that offer the greatest potential for total return. Investment strategy is developed using a highly disciplined, centralized process to best leverage the sector expertise and market experience of our investment professionals and to ensure minimal dispersion of results across portfolios that have common investment objectives and guidelines.

Over 95% of the assets in our fixed income composites and 100% of the assets in our fixed income mutual funds ranked in the top two quartiles of their peer groups for the one, three, five, seven and ten-year periods ended December 31, 2001.* Through the years, we have encountered a wide variety of economic and market environments, and we believe that the consistency of our performance validates our investment process and contributes strongly to client confidence in BlackRock.

The same investment team that manages our traditional fixed income portfolios manages our alternative investment products. This reflects our view that total return and absolute return strategies complement each other and, in fact, strengthen our investment perspective. Strong performance in alternative investments led to $1.8 billion of growth in these products last year, and an additional $667 million of capital commitments to be drawn down in real estate debt products as investment opportunities are developed.

Fixed Income and Alternatives
Assets Under Management
$ in billions



$141
$120
$89
$67
98
99
00
01

In January 2002, *Global Investor* named BlackRock the U.S. bond manager of the year, citing performance, investment process, risk management and stability of the team. Investment managers are nominated for this award by institutional consultants, and the winner is chosen by a panel of industry participants. The award is a tribute not only to our portfolio managers, but to our entire team, whose daily efforts continue to differentiate the firm.

* See performance notes on inside back cover





LIQUIDITY

BlackRock's liquidity assets under management stood at $80 billion at year-end 2001, representing 33% of our total assets. BlackRock Provident Institutional Funds, our institutional money market fund family, comprised two-thirds of our liquidity assets, with the remainder managed in BlackRock Funds money market portfolios and a variety of accounts for security lending and other liquidity investors. Assets trended up throughout the year, driving a 22% increase in average assets, from $57 billion in 2000 to $70 billion in 2001.

A portion of BlackRock's $19 billion increase in liquidity assets clearly can be attributed to the extraordinary rate environment that we experienced in 2001. While adverse equity markets caused considerable volatility in security lending portfolios, the 475 basis point drop in the discount rate that resulted from a record 11 rate cuts by the Federal Reserve drove substantially greater inflows. Through the direct marketing efforts of our liquidity sales force and increased cross-selling, we added nearly 300 new liquidity clients last year.

Competitive performance remains a key factor in manager selection, and our institutional funds continued to rank among the top of their peer groups for the one, three, five, seven and ten-year periods ended December 31, 2001.* Importantly, our funds navigated weaker business conditions, avoiding credit problems that arose in the market throughout the year. Our success is a testament to our strong credit research capabilities and to the disciplined investment process employed by our liquidity portfolio management team.

Liquidity
Assets Under Management
$ in billions


$49
$58
$61
$80
98
99
00
01

We have also distinguished BlackRock on the basis of client service. On September 11, we had already opened the BlackRock Provident Institutional Funds for business when tragedy struck. As key market participants were dislocated and the markets were thrust into turmoil, we remained open and focused on preserving liquidity. A number of our clients urgently needed access to their cash. In response, our entire team mobilized and, on September 12, we were the first institutional money market fund family to re-open. We worked closely with our clients to meet their needs and with our trading counterparties to restore order to the market as quickly as possible.

Of course, market conditions will continue to strongly influence the flow of funds in liquidity products. Our focus will be on those elements of the business within our control: maintaining our investment discipline and competitive performance, increasing our institutional market share, and diversifying our client base through selective new product introductions.

* See performance notes on inside back cover


2002
6
13
20
27

EQUITY

For the first time in over a quarter century, all three of the major U.S. market indices declined for a second consecutive year. In addition, major international equity market indices recorded losses in excess of 20%. And equity mutual fund inflows dropped 90% from 2000. Clearly, 2001 was a hostile business environment for equity managers. At year-end, equity assets represented less than 8% of BlackRock's assets under management, falling 18% to $18 billion. The results, however, differed dramatically by product.

Strong new business efforts in international equities overcame sharp market declines, and assets under management ended the year up over 8% to $8.7 billion. Over the past two years, net new business from institutional investors in these products has totaled $9.2 billion. Significantly, nearly 50% of these assets have been raised from clients for whom we manage fixed income or liquidity portfolios, demonstrating our ability to leverage our institutional platform with strong products. Our international equity composites, which include broad international equity mandates as well as those with customized geographic focus, outperformed their benchmarks in 2001. These results will help support continued growth in these products.

In contrast, the combination of market declines and net redemptions caused domestic equities to fall 33% to $9.5 billion. Our domestic equity business is largely retail, with 85% of assets in mutual funds and nearly 40% of assets invested in growth strategies, the hardest hit segment of the market in each of the last two years. While styles and strategies clearly go in and out of favor, our domestic equity performance has fallen significantly short of our expectations; and we have yet to build an institutional equity platform consistent with the quality of our other businesses.

Equity
Assets Under Management
$ in billions


$15
$19
$22
$18
98
99
00
01

■ International Domestic

To enhance our domestic equity capabilities, we have sought to identify professionals who have proven capabilities and who want to be part of building a larger, more successful franchise. During the year, that process led to our assembling a 7-person small and mid cap value team led by Wayne Archambo, a well-established institutional manager who joined BlackRock on January 1, 2002 and with whom we expect to be able to build a substantial asset base over time. We remain committed to hiring or acquiring the capabilities needed to further strengthen our domestic equity effort, and we are hopeful that additional progress will be made in the coming year.

BLACKROCK SOLUTIONS

In 2001, the firm achieved over 50% revenue growth in BlackRock Solutions, our risk management advisory and investment system outsourcing products. During the year, we added 11 new mandates, including 8 risk management advisory assignments and 3 system outsourcing clients. At year-end, 30 clients employed BlackRock Solutions services with respect to 1,500 portfolios representing over $1.7 trillion of positions.

In 2001, the BlackRock Solutions team completed its second system outsourcing implementation, and three additional implementations are currently in process. Our enterprise investment system offers clients the benefit of the firm's highly sophisticated portfolio management system, featuring straight-through processing of investment operations with fully integrated, state-of-the-practice financial analytics. These capabilities, which have been developed over the past 14 years to support BlackRock's own portfolio management process, allow clients to enhance their productivity while reducing operational risk.

BlackRock Solutions' advisory and hedging clientele also expanded considerably during the year. These companies retain BlackRock to model their holdings, analyze their risk exposures and provide advice with respect to their most complex risk management challenges. Advisory services may also include joint development of risk mitigation strategies and, at the client's direction, execution of hedging transactions. Advisory services are highly customized to meet the unique requirements of each client.

Following Enron's collapse, companies are coming under increased scrutiny for the quality of internal controls and their ability to manage operational risk. This focus has reinforced the need for the type of integrated, value-added solutions that BlackRock can offer, and we expect interest in BlackRock Solutions to remain strong.

BlackRock realizes a number of direct benefits from this relatively new effort. As BlackRock Solutions' biggest client, we continue to rely on these capabilities to support our investment process and operations. In addition, although these activities will tend to depress our operating margins during the start-up phase, we benefit financially to the degree that we are able to defray a portion of our systems development costs and diversify our revenue stream. Over the past two years, we have significantly enhanced our ability to support growth in this business, and we remain enthusiastic about the potential value that can be created over time through BlackRock Solutions.

BlackRock Solutions
Number of Assignments



20
24
35
99
00
01



FINANCIAL INFORMATION


BLACKROCK

SELECTED FINANCIAL DATA

The selected financial data presented below has been derived in part from, and should be read in conjunction with, the consolidated financial statements of BlackRock, Inc. ("BlackRock") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. The consolidated financial statements of BlackRock include the "carved out" historical operating results of the asset management businesses of The PNC Financial Services Group, Inc. ("PNC"), which were consolidated under BlackRock in 1998 as if the combined operations had been a separate entity prior to the formation of BlackRock.

(Dollar amounts in thousands, except per share data)	Year ended December 31,				
	2001	2000	1999	1998	1997
Income statement data					
Revenue					
Investment advisory and administration fees:					
Mutual funds	**$217,361**	$229,259	$214,728	$162,487	$117,977
Separate accounts	**278,126**	223,521	154,046	101,352	62,985
BlackRock Asset Investors (BAI)[1]	**—**	—	(7,072)	61,199	13,867
Total advisory and administration fees	**495,487**	452,780	361,702	325,038	194,829
Other income	**37,657**	24,092	19,279	14,444	10,644
Total revenue	**533,144**	476,872	380,981	339,482	205,473
Expense					
Employee compensation and benefits	**215,118**	189,684	138,025	109,741	73,217
BAI incentive compensation[1]	**—**	—	(5,387)	44,806	9,688
Fund administration and servicing costs-affiliates	**60,829**	75,686	78,666	52,972	27,278
General and administration	**76,567**	58,311	48,570	38,696	29,764
Amortization of intangible assets	**10,454**	10,153	9,653	9,653	9,653
Closed-end fund offering costs	**—**	—	511	4,252	—
Total expense	**362,968**	333,834	270,038	260,120	149,600
Operating income	**170,176**	143,038	110,943	79,362	55,873
Non-operating income (expense)					
Investment income	**11,576**	7,734	3,445	1,995	3,117
Interest expense	**(761)**	(855)	(10,938)	(13,347)	(20,249)
	10,815	6,879	(7,493)	(11,352)	(17,132)
Income before income taxes	**180,991**	149,917	103,450	68,010	38,741
Income taxes	**73,557**	62,556	44,033	32,395	16,655
Net income	**$107,434**	$87,361	$59,417	$35,615	$22,086
Per share data (unaudited)					
Basic earnings	**$1.67**	$1.37	$1.04	$0.67	$0.49
Diluted earnings	**1.65**	1.35	1.04	0.66	0.49
Book value	**7.54**	5.75	4.39	1.94	1.00
Market value	**41.70**	42.00	17.19	—	—
Cash dividends declared per common share	**N/A**	N/A	N/A	N/A	N/A
Balance sheet data					
Cash and cash equivalents	**$186,451**	$192,590	$157,129	$113,450	$69,085
Investments	**139,126**	13,316	2,255	2,515	5,915
Intangible assets, net	**181,688**	192,142	194,257	203,910	213,563
Other assets	**177,213**	138,955	93,941	120,909	46,944
Total assets	**684,478**	537,003	447,582	440,784	335,507
Long-term debt	**—**	—	28,200	178,200	206,432
Total liabilities	**198,361**	168,762	167,056	334,593	290,544
Stockholders' equity	**486,117**	368,241	280,526	106,191	44,963
Other financial data (unaudited)					
Assets under management *(Dollar amounts in millions)*					
Separate accounts:					
Fixed income	**$119,488**	$103,561	$73,120	$50,933	$38,772
Liquidity	**6,831**	6,495	7,902	6,423	6,311
Securities lending	**10,781**	11,501	13,032	7,403	3,708
Equity	**9,577**	8,716	3,080	2,417	1,763
Alternative investment products	**5,309**	3,470	2,086	1,936	489
Subtotal	**151,986**	133,743	99,220	69,112	51,043
Mutual funds:					
Fixed income	**15,754**	13,317	13,318	13,888	13,714
Liquidity	**62,141**	43,190	36,587	35,555	29,827
Equity	**8,703**	13,519	15,392	12,087	10,829
Subtotal	**86,598**	70,026	65,297	61,530	54,370
Total	**$238,584**	$203,769	$164,517	$130,642	$105,413

[1] Pursuant to a plan of liquidation, the assets of BAI were sold in 1999 and its business operations terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General."

N/A - Not applicable

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BlackRock, Inc., a Delaware corporation (together, with its subsidiaries, "BlackRock" or the "Company"), is one of the largest publicly traded investment management firms in the United States with approximately $238.6 billion of assets under management at December 31, 2001. BlackRock manages assets on behalf of institutional and individual investors worldwide through a variety of equity, fixed income, liquidity and alternative investment separate accounts and mutual funds, including *BlackRock Funds* and *BlackRock Provident Institutional Funds* ("BPIF"). In addition, BlackRock provides risk management and investment system services and products to institutional investors under the *BlackRock Solutions* name. BlackRock is a majority-owned indirect subsidiary of The PNC Financial Services Group, Inc. ("PNC"), one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. On October 1, 1999, BlackRock offered 9 million shares of class A common stock in an initial public offering ("IPO"). As of December 31, 2001, PNC indirectly owns approximately 70%, the public owns approximately 15% and BlackRock employees own approximately 15% of BlackRock.

The following table summarizes BlackRock's operating performance for the years ended December 31, 2001, 2000 and 1999:

FINANCIAL HIGHLIGHTS

	Year ended			Variance vs.			
	December 31,			2001 vs. 2000		2000 vs. 1999	
(Dollar amounts in thousands, except share data)	**2001**	2000	1999	Amount	%	Amount	%
Total revenue	**$533,144**	$476,872	$380,981	$56,272	12%	$95,891	25%
Total expense	**$362,968**	$333,834	$270,038	$29,134	9%	$63,796	24%
Operating income	**$170,176**	$143,038	$110,943	$27,138	19%	$32,095	29%
Net income	**$107,434**	$87,361	$59,417	$20,073	23%	$27,944	47%
Diluted earnings per share	**$1.65**	$1.35	$1.04	$0.30	22%	$0.31	30%
Pro-forma diluted earnings per share[(a)]	**$1.65**	$1.35	$0.99	$0.30	22%	$0.36	36%
Diluted cash earnings per share[(b)]	**$1.82**	$1.51	$1.21	$0.31	21%	$0.30	25%
Pro-forma diluted cash earnings per share[(a) (b)]	**$1.82**	$1.51	$1.14	$0.31	21%	$0.37	32%
Average diluted shares outstanding	**64,926,199**	64,590,707	57,268,912	335,492	1%	7,321,795	13%
EBITDA[(c)]	**$207,773**	$170,767	$132,541	$37,006	22%	$38,226	29%
Operating margin[(d)]	**36.0%**	35.7%	36.7%				
Assets under management *(Dollar amounts in millions)*	**$238,584**	$203,769	$164,517	$34,815	17%	$39,252	24%

(a) Based on adjusting 1999 net income to reflect the after-tax interest expense benefit of retiring $115 million of debt (net offering proceeds) on October 1, 1999 and adjusting weighted-average diluted shares outstanding to reflect the offering of 9 million shares on October 1, 1999.

(b) Net income plus amortization expense for the period divided by average diluted shares outstanding.

(c) Earnings before interest expense, taxes, depreciation and amortization.

(d) Operating income divided by total revenue less fund administration and servicing costs-affiliates.

GENERAL

BlackRock derives a substantial portion of its revenue from investment advisory and administration fees, which are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market value of assets under management and are affected by changes in assets under management, including market appreciation or depreciation and net subscriptions or redemptions. Net subscriptions or redemptions represent the sum of new client assets, additional fundings from existing clients, withdrawals of assets from and termination of client accounts and purchases and redemptions of mutual fund shares.

Investment advisory agreements for certain separate accounts and BlackRock's alternative investment products provide for performance fees in addition to fees based on assets under management. Performance fees are earned when investment performance exceeds a contractual threshold and, accordingly, may increase the volatility of BlackRock's revenue and earnings.

BlackRock provides a variety of risk management and technology services to insurance companies, finance companies, pension funds, foundations, REITs, commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. The fees earned on risk management advisory assignments are recorded as other income.

BlackRock Asset Investors ("BAI") was an alternative investment product created in 1994 in response to the opportunity that the Company perceived in the commercial real estate sector. Due to reduced opportunities to generate appropriate returns, BAI's Board of Trustees and shareholders approved management's recommendation in 1997 to liquidate the fund, which was completed on September 27, 1999. The net impact to BlackRock's operating income as a result of the liquidation, which involved the sale of BAI's assets, was a loss of $1.7 million for the year ended December 31, 1999.

Operating expense primarily consists of employee compensation and benefits, fund administration and servicing costs-affiliates, general and administration, and amortization of intangible assets. Employee compensation and benefits expense reflects salaries, deferred and incentive compensation and related benefit costs. BAI incentive compensation expense reflects compensation earned by investment advisory and other employees of BlackRock in accordance with various contractual and other arrangements with PNC and the fund. Fund administration and servicing costs-affiliates expense reflects payments made to PNC affiliated entities, primarily associated with the administration and servicing of PNC client investments in the *BlackRock Funds*. Intangible assets at December 31, 2001 and December 31, 2000 were $181.7 million and $192.1 million, respectively, with amortization expense of approximately $10.5 million, $10.2 million and $9.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Intangible assets reflect PNC's acquisition of BlackRock Financial Management, L.P. ("BFM L.P.") on February 28, 1995 and a management contract acquired in connection with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, on May 15, 2000.

ASSETS UNDER MANAGEMENT

Assets under management ("AUM") increased $34.8 billion, or 17%, to $238.6 billion at December 31, 2001, compared with $203.8 billion at December 31, 2000. The growth in assets under management was attributable to increases of $18.2 billion or 14% in separate accounts and $16.6 billion or 24% in mutual fund assets.

The increase in separate accounts at December 31, 2001, compared with December 31, 2000, was the result of net subscriptions of $12.0 billion and market appreciation of $6.2 billion. Net subscriptions in fixed income, equity, alternative investment products and liquidity accounts were $8.1 billion, $2.8 billion, $1.6 billion, and $0.2 billion, respectively, while liquidity-securities lending separate account assets experienced net redemptions of $0.7 billion. The rise in fixed income, liquidity and alternative investment products separate accounts was primarily attributable to strong relative investment performance resulting in higher levels of funding from existing clients as well as increased sales to new clients. Fixed income net subscriptions of $8.1 billion included approximately $11.0 billion of merger related terminations and market rebalancing outflows. The growth in equity separate account assets primarily reflected new business generated by the European equity team. The $.7 billion decline in liquidity-securities lending separate accounts reflects lower levels of cash collateral managed by BlackRock for PFPC Worldwide, Inc., a PNC affiliate, associated with the decline in the equity markets. Market appreciation of $6.2 billion in separate accounts was comprised of appreciation in fixed income assets of $7.9 billion due to declining interest rates, partially offset by market depreciation in equity assets of $1.9 billion.

The $16.6 billion year over year increase in mutual fund assets reflected net subscriptions of $19.3 billion, which was partially offset by $2.7 billion of market depreciation in the *BlackRock Funds* largely associated with the decline in the equity markets. Net subscriptions in BPIF, closed-end funds and *BlackRock Funds* were $16.8 billion, $1.7 billion and $.6 billion, respectively. The increase in BPIF assets was the result of strong sales driven in part by the decline in short-term interest rates and investors' flight to quality. Management does not assume that the current level of BPIF assets will be sustained as the economy improves and short-term interest rates stabilize or begin to rise. The increase in closed-end funds was the result of the Company's offering of new closed-end funds, including the BlackRock Municipal Income Trust (NYSE:BFK), the largest closed-end fund offering in the market during the year, resulting in incremental assets of approximately $3.2 billion inclusive of subsequent issuances of preferred stock, which was partially offset by $2.4 billion in closed-end term trust maturities.

(Dollar amounts in millions)	December 31, 2001	2000	1999	Variance % 2001 vs. 2000	2000 vs. 1999
All Accounts					
Fixed income	**$135,242**	$116,878	$86,438	15.7%	35.2%
Liquidity	**79,753**	61,186	57,521	30.3	6.4
Equity	**18,280**	22,235	18,472	(17.8)	20.4
Alternative investment products	**5,309**	3,470	2,086	53.0	66.3
Total	**$238,584**	$203,769	$164,517	17.1%	23.9%
Separate Accounts					
Fixed income	**$119,488**	$103,561	$73,120	15.4%	41.6%
Liquidity	**6,831**	6,495	7,902	5.2	(17.8)
Liquidity-Securities lending	**10,781**	11,501	13,032	(6.3)	(11.7)
Equity	**9,577**	8,716	3,080	9.9	183.0
Alternative investment products	**5,309**	3,470	2,086	53.0	66.3
Subtotal	**151,986**	133,743	99,220	13.6	34.8
Mutual Funds					
Fixed income	**15,754**	13,317	13,318	18.3	(0.0)
Liquidity	**62,141**	43,190	36,587	43.9	18.0
Equity	**8,703**	13,519	15,392	(35.6)	(12.2)
Subtotal	**86,598**	70,026	65,297	23.7	7.2
Total	**$238,584**	$203,769	$164,517	17.1%	23.9%

COMPONENT CHANGES IN ASSETS UNDER MANAGEMENT

The following tables present the component changes in BlackRock's assets under management for the years ended December 31, 2001, 2000 and 1999, respectively. The data reflects certain reclassifications to conform with the current year's presentation.

For the years ended December 31, 2001, 2000 and 1999, net subscriptions were $31.3 billion, $33.0 billion and $32.7 billion, respectively, and accounted for 90%, 84% and 97% of the total increase in assets under management.

(Dollar amounts in millions)	Year ended December 31, 2001	2000	1999
All Accounts			
Beginning assets under management	**$203,769**	$164,517	$130,642
Net subscriptions	**31,318**	33,022	32,716
Market appreciation	**3,497**	6,230	1,159
Ending assets under management	**$238,584**	$203,769	$164,517
% of Change in AUM from net subscriptions	**90.0%**	84.1%	96.6%
Separate Accounts			
Beginning assets under management	**$133,743**	$99,220	$69,112
Net subscriptions	**12,030**	25,890	30,183
Market appreciation (depreciation)	**6,213**	8,633	(75)
Ending assets under management	**151,986**	133,743	99,220
Mutual Funds			
Beginning assets under management	**70,026**	65,297	61,530
Net subscriptions	**19,288**	7,132	2,533
Market appreciation (depreciation)	**(2,716)**	(2,403)	1,234
Ending assets under management	**86,598**	70,026	65,297
Total	**$238,584**	$203,769	$164,517

(Dollar amounts in millions)	Year ended December 31, 2001	2000	1999
Separate Accounts			
Fixed Income			
Beginning assets under management	**$103,561**	$73,120	$50,933
Net subscriptions	**8,071**	21,568	23,195
Market appreciation (depreciation)	**7,856**	8,873	(1,008)
Ending assets under management	**119,488**	103,561	73,120
Liquidity			
Beginning assets under management	**6,495**	7,902	6,423
Net subscriptions (redemptions)	**239**	(1,497)	1,432
Market appreciation	**97**	90	47
Ending assets under management	**6,831**	6,495	7,902
Liquidity-Securities Lending			
Beginning assets under management	**11,501**	13,032	7,403
Net subscriptions (redemptions)	**(720)**	(1,531)	5,629
Ending assets under management	**10,781**	11,501	13,032
Equity			
Beginning assets under management	**8,716**	3,080	2,417
Net subscriptions (redemptions)	**2,752**	6,224	(195)
Market appreciation (depreciation)	**(1,891)**	(588)	858
Ending assets under management	**9,577**	8,716	3,080
Alternative Investment Products			
Beginning assets under management	**3,470**	2,086	1,936
Net subscriptions	**1,688**	1,126	122
Market appreciation	**151**	258	28
Ending assets under management	**5,309**	3,470	2,086
Total Separate Accounts			
Beginning assets under management	**133,743**	99,220	69,112
Net subscriptions	**12,030**	25,890	30,183
Market appreciation (depreciation)	**6,213**	8,633	(75)
Ending assets under management	**$151,986**	$133,743	$99,220

(Dollar amounts in millions)	Year ended December 31, 2001	2000	1999
Mutual Funds			
Fixed Income			
Beginning assets under management	**$13,317**	$13,318	$13,888
Net subscriptions (redemptions)	**2,308**	(671)	246
Market appreciation (depreciation)	**129**	670	(816)
Ending assets under management	**15,754**	13,317	13,318
Liquidity			
Beginning assets under management	**43,190**	36,587	35,555
Net subscriptions	**18,951**	6,603	1,032
Ending assets under management	**62,141**	43,190	36,587
Equity			
Beginning assets under management	**13,519**	15,392	12,087
Net subscriptions (redemptions)	**(1,971)**	1,200	1,255
Market appreciation (depreciation)	**(2,845)**	(3,073)	2,050
Ending assets under management	**8,703**	13,519	15,392
Total Mutual Funds			
Beginning assets under management	**70,026**	65,297	61,530
Net subscriptions	**19,288**	7,132	2,533
Market appreciation (depreciation)	**(2,716)**	(2,403)	1,234
Ending assets under management	**$86,598**	$70,026	$65,297

(Dollar amounts in millions)	Year ended December 31, 2001	2000	1999
Mutual Funds			
BlackRock Funds			
Beginning assets under management	**$26,359**	$27,339	$24,231
Net subscriptions	**616**	1,834	1,468
Market appreciation (depreciation)	**(2,780)**	(2,814)	1,640
Ending assets under management	**24,195**	26,359	27,339
BlackRock Global Series			
Beginning assets under management	**75**	—	—
Net subscriptions	**90**	72	—
Market appreciation (depreciation)	**(16)**	3	—
Ending assets under management	**149**	75	—
BPIF*			
Beginning assets under management	**36,338**	25,554	25,368
Net subscriptions	**16,829**	6,688	186
Exchanges	**—**	4,096	—
Ending assets under management	**53,167**	36,338	25,554
Closed-End			
Beginning assets under management	**6,764**	7,340	7,756
Net subscriptions (redemptions)	**1,668**	(984)	(10)
Market appreciation (depreciation)	**80**	408	(406)
Ending assets under management	**8,512**	6,764	7,340
Short Term Investment Funds (STIF)*			
Beginning assets under management	**490**	5,064	4,175
Net subscriptions (redemptions)	**85**	(478)	889
Exchanges	**—**	(4,096)	—
Ending assets under management	**575**	490	5,064
Total Mutual Funds			
Beginning assets under management	**70,026**	65,297	61,530
Net subscriptions	**19,288**	7,132	2,533
Market appreciation (depreciation)	**(2,716)**	(2,403)	1,234
Ending assets under management	**$86,598**	$70,026	$65,297

* *During the fourth quarter of 2000, $4.1 billion of STIF assets under management were exchanged into the BPIF product.*

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED WITH THE YEAR ENDED DECEMBER 31, 2000

Revenue

Total revenue for the year ended December 31, 2001 increased $56.3 million or 12% to $533.1 million, compared with $476.9 million for the year ended December 31, 2000. Investment advisory and administration fees increased $42.7 million or 9% to $495.5 million for the year ended December 31, 2001, compared with $452.8 million for the year ended December 31, 2000. The growth in investment advisory and administration fees was primarily due to a 17% increase in assets under management to $238.6 billion at December 31, 2001 and increased performance fees. Other income of $37.7 million increased $13.6 million or 56% for the year ended December 31, 2001, compared with $24.1 million for the year ended December 31, 2000 resulting from increased sales of *BlackRock Solutions* products.

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	Variance Amount	%
Investment advisory and administration fees:				
Mutual funds	**$217,361**	$229,259	($11,898)	(5.2%)
Separate accounts	**278,126**	223,521	54,605	24.4
Total investment advisory and administration fees	**495,487**	452,780	42,707	9.4
Other income	**37,657**	24,092	13,565	56.3
Total revenue	**$533,144**	$476,872	$56,272	11.8%

Mutual fund advisory and administration fees decreased $11.9 million or 5% to $217.4 million for the year ended December 31, 2001, compared with $229.3 million for the year ended December 31, 2000. The decrease in mutual fund revenue was due to declines in *BlackRock Funds* fees and closed-end fund fees of $29.4 million and $3.4 million, respectively, partially offset by a $21.0 million increase in BPIF and short-term investment fund revenue. The decrease in *BlackRock Funds* revenue was due to a $2.2 billion or 8% decline in assets with market depreciation in equity assets of $2.8 billion substantially exceeding net subscriptions of $0.6 billion. Closed-end fund revenue declined due to $2.4 billion in term trust maturities, which was partially offset by the Company's offering of new closed-end funds during the year. The increase in BPIF revenue was the result of a $16.8 billion or 46% increase in assets under management due to expanded marketing efforts, flight to quality considerations and declining interest rates.

Separate account advisory fees increased $54.6 million or 24% to $278.1 million for the year ended December 31, 2001, compared with $223.5 million for the year ended December 31, 2000. Excluding performance fees, advisory fees on separate accounts increased $51.4 million or 30% to $222.0 million for the year ended December 31, 2001, compared with $170.6 million for the year ended December 31, 2000 as the Company continued to deliver solid investment returns resulting in a $18.2 billion or 14% increase in assets under management. Performance fees of $56.1 million for the year ended December 31, 2001 increased $3.2 million or 6%, compared with $52.9 million for the year ended December 31, 2000. Total performance fees for the year ended December 31, 2001 and December 31, 2000, largely represents investment results earned on Obsidian, the Company's fixed income hedge fund.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2001**	2000	Amount	%
Mutual funds revenue				
BlackRock Funds	**$122,476**	$151,918	($29,442)	(19.4%)
Closed-end Funds	**30,474**	33,916	(3,442)	(10.1)
BPIF	**63,688**	39,027	24,661	63.2
STIF	**723**	4,398	(3,675)	(83.6)
Total mutual funds revenue	**217,361**	229,259	(11,898)	(5.2)
Separate accounts revenue				
Separate accounts base fees	**222,002**	170,592	51,410	30.1
Separate accounts performance fees	**56,124**	52,929	3,195	6.0
Total separate accounts revenue	**278,126**	223,521	54,605	24.4
Total investment advisory and administration fees	**495,487**	452,780	42,707	9.4
Other income	**37,657**	24,092	13,565	56.3
Total revenue	**$533,144**	$476,872	$56,272	11.8%

Expense

Total expense increased $29.1 million or 9% to $363.0 million for the year ended December 31, 2001, compared with $333.8 million for the year ended December 31, 2000. The change primarily reflects increases in employee compensation and benefits and general and administration expenses, partially offset by a decrease in fund administration and servicing costs-affiliates.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2001**	2000	Amount	%
Employee compensation and benefits	**$215,118**	$189,684	$25,434	13.4%
Fund administration and servicing costs-affiliates	**60,829**	75,686	(14,857)	(19.6)
General and administration	**76,567**	58,311	18,256	31.3
Amortization of intangible assets	**10,454**	10,153	301	3.0
Total expense	**$362,968**	$333,834	$29,134	8.7%

Employee compensation and benefits increased $25.4 million primarily due to a $12.2 million increase in incentive compensation based on the growth of operating income and $13.2 million related to salary and benefits. Salary and benefit cost increases reflected an 11% increase in full-time employees. For the year ended December 31, 2001, fund administration and servicing costs-affiliates declined $14.9 million or 20% as PNC client investments in the *BlackRock Funds* declined to $16.9 billion at December 31, 2001, compared with $19.7 billion at December 31, 2000. General and administration expenses increased $18.3 million or 31% to $76.6 million for the year ended December 31, 2001, compared with $58.3 million for the year ended December 31, 2000, largely due to new business activity, increased headcount and corporate space and technology investments.

	Year ended December 31,		Variance	
(Dollar amounts in thousands)	**2001**	2000	Amount	%
General and administration expense:				
Marketing and promotional	**$20,341**	$17,897	$2,444	13.7%
Occupancy	**12,560**	9,707	2,853	29.4
Technology	**14,398**	9,363	5,035	53.8
Other general and administration	**29,268**	21,344	7,924	37.1
Total general and administration expense	**$76,567**	$58,311	$18,256	31.3%

Marketing and promotional expenses of $20.3 million for the year ended December 31, 2001 increased $2.4 million or 14% primarily due to higher expenditures related to new products as well as increased travel and entertainment costs associated with the Company's institutional marketing efforts. Occupancy expense of $12.6 million for the year ended December 31, 2001 increased $2.9 million due to higher expenses associated with corporate facility expansion, particularly in Wilmington, Delaware; Edinburgh, Scotland; 40 East 52nd Street, New York and Hong Kong. Technology expenses increased approximately $5.0 million or 54% to $14.4 million for the year ended December 31, 2001 as a result of higher depreciation charges associated with the completion of a second computer facility in Delaware and capitalized investments to support the growth of *BlackRock Solutions*. Other expense increased $7.9 million or 37% for the year ended December 31, 2001 primarily due to higher professional service costs and sub-advisory fees associated with new products and increased depreciation on furniture and equipment purchases due to office space expansion and increased headcount.

Operating Income and Net Income

Operating income was $170.2 million for the year ended December 31, 2001, representing a $27.1 million or 19% increase, compared with the year ended December 31, 2000. Non-operating income increased $3.9 million or 57% to $10.8 million for the year ended December 31, 2001, compared with the year ended December 31, 2000. The rise was due to higher levels of interest and dividend income from investments of the Company's available cash. Income tax expense was $73.6 million and $62.6 million, representing effective tax rates of 40.6% and 41.7% for the year ended December 31, 2001 and December 31, 2000, respectively. The lower effective income tax rate was primarily a result of the consolidation of mutual fund activities in Delaware. Net income totaled $107.4 million for the year ended December 31, 2001, compared with $87.4 million for the year ended December 31, 2000, representing an increase of $20.1 million or 23%.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2000 AS COMPARED WITH THE YEAR ENDED DECEMBER 31, 1999

Revenue

Total revenue for the year ended December 31, 2000 increased $95.9 million or 25% to $476.9 million, compared with $381.0 million for the year ended December 31, 1999. Investment advisory and administration fees increased $91.1 million or 25% to $452.8 million for the year ended December 31, 2000, compared with $361.7 million for the year ended December 31, 1999. The growth in investment advisory and administration fees was primarily due to a 24% increase in assets under management to $203.8 billion at December 31, 2000 and increased performance fees. Other income of $24.1 million increased $4.8 million or 25% for the year ended December 31, 2000, compared with $19.3 million for the year ended December 31, 1999 primarily due to increased sales of *BlackRock Solutions* products.

(Dollar amounts in thousands)	Year ended December 31, 2000	1999	Variance Amount	%
Investment advisory and administration fees:				
Mutual funds	$229,259	$214,728	$14,531	6.8%
Separate accounts	223,521	154,046	69,475	45.1
BAI revenue	—	(7,072)	7,072	NM
Total investment advisory and administration fees	452,780	361,702	91,078	25.2
Other income	24,092	19,279	4,813	25.0
Total revenue	$476,872	$380,981	$95,891	25.2%

NM - Not meaningful

Mutual fund advisory and administration fees increased $14.5 million or 7% to $229.3 million for the year ended December 31, 2000, compared with $214.7 million for the year ended December 31, 1999 primarily due to a $4.7 billion or 7% increase in assets under management.

Separate account advisory fees increased $69.5 million or 45% to $223.5 million for the year ended December 31, 2000, compared with $154.0 million for the year ended December 31, 1999. Excluding performance fees, advisory fees on separate accounts increased $43.1 million or 34% to $170.6 million for the year ended December 31, 2000, compared with $127.5 million for the year ended December 31, 1999 primarily due to a $34.6 billion or 35% increase in assets under management. Performance fees of $52.9 million for the year ended December 31, 2000 increased $26.3 million, compared with $26.6 million for the year ended December 31, 1999 primarily due to strong investment performance in the Company's alternative investment products. The $7.1 million change in BAI advisory fees was due to the fund's liquidation in 1999.

(Dollar amounts in thousands)	Year ended December 31, 2000	1999	Variance Amount	%
Mutual funds revenue				
BlackRock Funds	$151,918	$142,597	$ 9,321	6.5%
Closed-end Funds	33,916	34,581	(665)	(1.9)
BPIF	39,027	33,642	5,385	16.0
STIF	4,398	3,908	490	12.5
Total mutual funds revenue	229,259	214,728	14,531	6.8
Separate accounts revenue				
Separate base fees	170,592	127,451	43,141	33.8
Separate performance fees	52,929	26,595	26,334	99.0
Total separate accounts revenue	223,521	154,046	69,475	45.1
BAI	—	(7,072)	7,072	NM
Total investment advisory and administration fees	452,780	361,702	91,078	25.2
Other income	24,092	19,279	4,813	25.0
Total revenue	$476,872	$380,981	$95,891	25.2%

NM - Not meaningful

Expense

Total expense increased $63.8 million or 24% to $333.8 million for the year ended December 31, 2000, compared with $270.0 million for the year ended December 31, 1999. The change primarily reflects increases in employee compensation and benefits and general and administration expenses, partially offset by a decrease in fund administration and servicing costs-affiliates.

(Dollar amounts in thousands)	Year ended December 31, 2000	1999	Variance Amount	%
Employee compensation and benefits	$189,684	$138,025	$51,659	37.4%
BAI incentive compensation	—	(5,387)	5,387	NM
Fund administration and servicing costs-affiliates	75,686	78,666	(2,980)	(3.8)
General and administration	58,311	49,081	9,230	18.8
Amortization of intangible assets	10,153	9,653	500	5.2
Total expense	$333,834	$270,038	$63,796	23.6%

NM - Not meaningful

Employee compensation and benefits increased $51.7 million primarily due to increased incentive compensation of $32.6 million reflecting accruals based on the growth of operating income and $19.1 million related to salary and benefits. Salary and benefit cost increases reflected a 15% increase in full-time employees to support business growth and $4.2 million of additional accruals reflecting a determination by the Compensation Committee of the Board of Directors of the Company to increase incentive compensation and related benefits due to the Company's strong operating performance. The change in BAI incentive compensation was due to the fund's liquidation in 1999. For the year ended December 31, 2000, fund administration and servicing costs-affiliates declined $3.0 million or 4% due to lower levels of PNC client assets invested in the *BlackRock Funds*. General and administration expenses increased $9.2 million or 19% to $58.3 million for the year ended December 31, 2000, compared with $49.1 million for the year ended December 31, 1999 largely due to new business activity, increased headcount and corporate space and technology investments.

(Dollar amounts in thousands)	Year ended December 31, 2000	1999	Variance Amount	%
General and administration expense:				
Marketing and promotional	$17,897	$13,578	$4,319	31.8%
Occupancy	9,707	8,022	1,685	21.0
Technology	9,363	7,985	1,378	17.3
Other general and administration	21,344	19,496	1,848	9.5
Total general and administration expense	$58,311	$49,081	$9,230	18.8%

Marketing and promotional expenses of $17.9 million for the year ended December 31, 2000 increased $4.3 million or 32% primarily due to higher expenditures related to new products as well as increased travel and entertainment costs associated with institutional marketing activities. Occupancy expense of $9.7 million for the year ended December 31, 2000 increased $1.7 million due to higher expenses associated with corporate facility expansion. Technology expenses increased approximately $1.4 million or 17% to $9.4 million for the year ended December 31, 2000 as a result of higher capitalized investments to support the growth of *BlackRock Solutions*. Other expense increased $1.8 million or 10% for the year ended December 31, 2000 primarily due to increased portfolio data and related expenses and office and related expenses associated with office space expansion.

Operating Income and Net Income

Operating income was $143.0 million for the year ended December 31, 2000, representing a $32.1 million or 29% increase, compared with the year ended December 31, 1999. Non-operating income increased $14.4 million to $6.9 million for the year ended December 31, 2000, compared with $7.5 million of non-operating expense for the year ended December 31, 1999. The significant improvement largely reflects reduced interest expense associated with the repayment of debt including $115.0 million in net proceeds from the IPO. In addition, interest income increased $4.3 million due to additional investments of the Company's cash flow from operations. Income tax expense was $62.6 million and $44.0 million, representing effective tax rates of 41.7% and 42.6% for the year ended December 31, 2000 and December 31, 1999, respectively. Net income totaled $87.4 million for the year ended December 31, 2000, compared with $59.4 million for the year ended December 31, 1999, representing an increase of $27.9 million or 47%.

LIQUIDITY AND CAPITAL RESOURCES

BlackRock meets its working capital requirements through cash generated by its operating activities. Cash provided by the Company's operating activities totaled $167.4 million, $108.6 million and $116.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. BlackRock expects that cash flows provided by operating activities will continue to serve as the principal source of working capital for the near future.

Net cash flow used in investing activities was $167.1 million, $45.7 million and $18.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Capital expenditures in 2001 for property and equipment was $40.5 million and primarily reflected construction costs for the new building in Wilmington, Delaware, leasehold improvements for the Company's new headquarters at 40 East 52nd Street, New York, New York and the purchase of equipment to support corporate expansion and the growth of *BlackRock Solutions*. Net purchases of investments were $126.6 million for the year ended December 31, 2001, which included an $85.0 million investment in the *BlackRock Funds* Intermediate Bond Portfolio, a $35.0 million investment in the *BlackRock Funds* Core Plus Total Return Portfolio and seed investments made in certain new alternative investment products.

Net cash flow used in financing activities was $6.2 million, $27.1 million and $53.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Financing activities primarily represented treasury stock activity for the year ended December 31, 2001. On January 31, 2001 and October 4, 2001, in connection with the Long-term Deferred Compensation Plan, BlackRock repurchased approximately 142,000 and 21,000 shares of class A common stock at a fair market value of $40.33 and $41.70 per share, respectively, from certain employees to facilitate required employee income tax payments. On May 2, 2001, BlackRock's Board of Directors authorized BlackRock to repurchase up to 500,000 of its outstanding shares of class A common stock from time to time as market and business conditions warrant in open market or privately negotiated transactions. To date, BlackRock has not purchased any shares of its outstanding class A common stock under this program. On February 29, 2000 and February 28, 1999, the Company repaid $28.2 million and $18.8 million, respectively, on an unsecured note with B.P. Partners, L.P., an entity comprised of former partners of BFM, who received deferred notes on February 28, 1995 as part of the purchase price for BFM. In its IPO on October 1, 1999, the Company issued 9 million shares of class A common stock to the public at an offering price of $14 per share. The proceeds from the IPO, net of underwriters' discount and estimated offering expenses, totaled approximately $114.9 million. These net proceeds were used to retire a portion of BlackRock's revolving credit facility with PNC Bank, N.A. ("PNC Bank") on October 7, 1999. Debt at December 31, 1998 included $150.0 million outstanding on a $175.0 million revolving credit facility with PNC Bank due December 31, 2002, and $47.0 million on the unsecured note due through February 28, 2000 with B.P. Partners, L.P. Payments on this debt totaled $0, $28.2 million and $168.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Total capital at December 31, 2001 and 2000 was $486.1 million and $368.2 million, respectively, and was comprised entirely of stockholders' equity. Total capital at December 31, 1999 was $308.7 million and was comprised of $280.5 million of stockholders' equity and $28.2 million of debt.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company leases its primary office space under agreements which expire through 2017. On September 4, 2001, the Company entered into a lease agreement for additional space at 40 East 52nd Street, New York, New York. Under the lease, BlackRock occupied this space in January 2002. This lease will terminate on February 28, 2017. Total rent payments over the lease term will approximate $24.2 million. Future minimum commitments under all operating leases are $172.5 million.

In connection with the management contract acquired associated with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, the Company recorded an $8.0 million liability using an imputed interest rate of 10 percent. For the year ended December 31, 2001, the related expense was $0.8 million. At December 31, 2001, the future commitment under the agreement is $11.0 million.

As of December 31, 2001 and 2000, the Company has an unused revolving line of credit, due December 2002, with PNC Bank whereby the Company may borrow principal amounts up to $175.0 million at prime rate (4.75% at December 31, 2001).

On January 8, 2001, the Company entered into a commitment to invest $8.4 million in Magnetite Asset Investors III, L.L.C., an alternative investment fund sponsored by BlackRock of which $1.7 million remained unfunded at December 31, 2001.

On July 20, 2001, the Company entered into a commitment to invest $5.4 million in Carbon Capital, Inc., an alternative investment fund sponsored by BlackRock of which $4.4 million remained unfunded at December 31, 2001. On February 13, 2002, the Company entered into an additional commitment of $2.3 million in Carbon Capital, Inc.

Summary of Commitments:

(Dollar amounts in thousands)	Total	2002	2003	2004	2005	2006	Thereafter
Lease commitments	$172,505	$10,361	$10,439	$10,352	$10,273	$10,450	$120,630
Acquired management contract	11,000	1,500	1,500	1,500	1,500	1,000	4,000
Investment commitments	8,000	8,000	—	—	—	—	—
Line of credit with PNC	—	—	—	—	—	—	—
Total commitments	$191,505	$19,861	$11,939	$11,852	$11,773	$11,450	$124,630

LONG-TERM INCENTIVE AND RETENTION PLAN – STATUS

BlackRock and PNC are currently evaluating a new long-term incentive and retention program for key employees in anticipation of the lapse of all employment agreements and final vesting of substantially all restricted stock on December 31, 2002. Management's intention is to finalize and announce a new program during the first half of 2002. While there are numerous program terms and conditions subject to final agreement, the program is expected to have the following key attributes:

- Program term of five years.
- Stock option awards which would ratably vest at the end of years four and five.
- Cash awards (substantially funded by PNC) which could vest during the last two years subject to BlackRock's achievement of certain financial performance targets.

CRITICAL ACCOUNTING POLICIES

Significant intercompany accounts and transactions between the consolidated entities have been eliminated. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management considers the following accounting policies critical to an informed review of BlackRock's consolidated financial statements. For a summary of additional accounting policies see Note 1 of the Notes to Consolidated Financial Statements beginning on page 42.

Investments

Investments consist primarily of *BlackRock Funds* and certain institutional and private placement portfolios ("alternative investment products") and are stated at quoted market values. Securities which are not readily marketable (alternative investment products) are stated at their estimated fair market value as determined by the Company's management. The resulting unrealized gains and losses are included in the accumulated other comprehensive loss component of stockholders' equity, net of tax. Realized gains and losses on investments and interest and dividend income are included in investment income (expense). The Company's management periodically assesses impairment on investments to determine if they are other than temporary. Any impairment on investments are recorded in earnings.

Intangible Assets

Intangible assets are comprised of goodwill and management contract acquired. For each of the three years in the period ended December 31, 2001, goodwill is amortized on a straight-line basis over 25 years. Management contract acquired is amortized in proportion to and over the period of contract revenue, which is ten years. The Company continually evaluates the carrying value of intangible assets. Any impairment would be recognized when the future operating cash flows expected to be derived from such intangible assets are less than their carrying value. In such instances, impairment, if any, is measured on a discounted future cash flow basis. (See Recent Accounting Developments, "*Goodwill and Other Intangible Assets*," below).

Software Costs

The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are being amortized over an estimated useful life of three years.

Stock-based Compensation

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation," and has adopted the intrinsic value method for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Fair value disclosures are included in the notes to the consolidated financial statements.

Pursuant to SFAS No. 123, the Company has elected to account for its 1999 Stock Award and Incentive Plan (the "Award Plan") and shares issued under the BlackRock, Inc. 2001 Employee Stock Purchase Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123.

Revenue Recognition

Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Investment advisory and administration fees for mutual funds are shown net of fees waived pursuant to expense limitations.

The Company also receives performance fees or an incentive allocation from alternative investment products and certain separate accounts. These performance fees are earned upon attaining specified investment return thresholds. Such fees are recorded as earned. Should the alternative investment products and separate accounts subject to performance fees not continue to meet specified investment return thresholds, performance fees and related employee compensation expense previously recorded may be subject to reversal. At December 31, 2001, no performance fees recorded by the Company are subject to reversal.

BlackRock provides a variety of risk management and technology services to insurance companies, finance companies, pension funds, REITs, commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. The fees earned on risk management advisory assignments are recorded as other income.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB No. 101 as required in the first quarter of 2000. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated results of operations and financial position.

Accounting for Off-Balance Sheet Activities

BlackRock has equity interests in collateralized bond obligations ("CBO"), which are reflected in investments, available for sale in the accompanying consolidated statements of financial condition. These investments are periodically assessed to determine whether the underlying assets and liabilities should be consolidated. See "Off-Balance Sheet Activities."

RECENT ACCOUNTING DEVELOPMENTS

a) Business Combinations

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001 and eliminates the pooling-of-interests method of accounting. The statement also addresses disclosure requirements for business combinations and initial recognition and measurement criteria for goodwill and other intangible assets as a result of purchase business combinations.

b) Goodwill and Other Intangible Assets

On July 20, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, will cease upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis. The new standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Company adopted SFAS No. 142 on January 1, 2002, as required. Assuming no impairment adjustments are necessary, no future business combinations and no other changes to goodwill, the Company expects diluted earnings per share to increase by approximately $.08 per share in 2002 resulting from the cessation of goodwill amortization.

c) Accounting for Obligations Associated with the Retirement of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

d) Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed of." This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations and addresses implementation issues. The adoption of this statement, which is effective January 1, 2002, is not expected to have a material impact on the Company's financial statements.

RELATED PARTY TRANSACTIONS

The Company and its consolidated subsidiaries provide investment advisory and administration services to the *BlackRock Funds*, BPIF, the BlackRock Closed-end Funds and other commingled funds.

Revenues for services provided to these mutual funds are as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Investment advisory and administration fees:			
BlackRock Open-end Funds	**$122,476**	$151,918	$142,597
BlackRock Closed-end Funds	**30,474**	33,916	34,581
BlackRock Provident Institutional Funds*	**63,688**	39,027	33,642
Commingled Funds	**723**	4,398	3,908
	$217,361	$229,259	$214,728

* *Includes the International Dollar Reserve Fund I, Ltd., a Cayman Islands open-ended limited liability company.*

The Company provides investment advisory and administration services to certain PNC subsidiaries for a fee, based on assets under management. In addition, the Company provides risk management and model portfolio services to PNC.

Revenues for such services are as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Investment advisory and administration fees:			
Separate accounts	**$11,187**	$9,703	$8,436
Model Portfolio Services	**4,400**	4,400	4,400
Other income-risk management	**5,000**	5,000	5,000
Fixed income trading services	**1,125**	1,125	281
	$21,712	$20,228	$18,117

The Company has entered into various memoranda of understanding and co-administration agreements with affiliates of PNC pursuant to which the Company pays administration fees for BPIF and certain other commingled funds and service fees for PNC Advisors' (PNC's wealth management business) clients invested in the *BlackRock Funds*.

The Company incurred interest expense to related parties in connection with the 7.5% unsecured note with B.P. Partners, L.P., an entity controlled by former partners of BFM, L.P., and the revolving line of credit with PNC Bank. PNC also provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Aggregate expenses included in the consolidated financial statements for transactions with related parties are as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Fund administration and servicing costs-affiliates	**$60,829**	$75,686	$78,666
General and administration	**6,728**	7,617	7,622
General and administration-consulting	**1,270**	142	—
Interest expense-affiliates	—	353	10,938
	$68,827	$83,798	$97,226

Additionally, an indirect wholly-owned subsidiary of PNC acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock funds. This entity finances broker sales commissions and receives all associated sales charges.

Payable to affiliates was $15,972 and $14,750 at December 31, 2001 and 2000, respectively. These amounts primarily represent income taxes payable and fund administration and servicing costs-affiliates payable. These amounts do not bear interest.

In connection with the Company's investment advisory services provided to PNC subsidiaries and affiliates, BlackRock's receivable from PNC was $3,653 and $1,650 at December 31, 2001 and 2000, respectively.

Receivable from affiliates was approximately $4,137 and $1,484 at December 31, 2001 and 2000, respectively. The amount primarily represents a receivable for administration fees earned in connection with services provided to the BlackRock Closed-end Funds and Anthracite Capital, Inc.

OFF-BALANCE SHEET ACTIVITIES

As an investment manager of alternative and traditional investment products, the Company has investments in and/or may provide investment management, advisory or administrative services to funds and other investment companies organized as limited liability companies ("LLC"), corporations or business trusts.

Specifically, BlackRock acts as the collateral manager for four CBO funds organized as corporations or limited liability companies. At December 31, 2001, aggregate assets and debt in the CBO's approximated $1.8 billion and $1.6 billion, respectively. BlackRock's equity ownership was approximately $14.7 million at December 31, 2001.

BlackRock serves as the investment manager for two fixed income hedge funds ("Obsidian Funds") that engage in the trading of fixed income securities through both a LLC and corporate structure. BlackRock serves as the managing member for the LLC which had total assets and liabilities of approximately $9.8 billion and $9.3 billion, respectively. BlackRock's equity ownership was approximately $0.2 million at December 31, 2001.

Under current accounting principles generally accepted in the United States, the Company has not consolidated the CBO's or Obsidian because non-affiliated parties have sufficient equity ownership and BlackRock has not guaranteed any of their obligations nor is it contractually liable for any of their obligations. Accordingly, the statements of financial condition and results of operations of the CBO's and the LLC are not included in BlackRock's financial statements with the exception of BlackRock's equity ownership.

INTEREST RATES

The value of assets under management is affected by changes in interest rates. Since BlackRock derives the majority of its revenues from investment advisory fees based on the value of assets under management, BlackRock's revenues may be adversely affected by changing interest rates. In a period of rapidly rising interest rates, BlackRock's assets under management would likely be negatively affected by reduced asset values and increased redemptions.

INFLATION

The majority of BlackRock's revenues are based on the value of assets under management. There is no predictable relationship between the rate of inflation and the value of assets under management by BlackRock, except as inflation may affect interest rates. BlackRock does not believe inflation will significantly affect its compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect BlackRock's expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect BlackRock's results of operations by reducing BlackRock's assets under management, revenues or otherwise.

FORWARD-LOOKING STATEMENTS

This report and other documents filed by BlackRock include forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to BlackRock's outlook for earnings and revenues and other future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outlook," "outcome," "continue," "remain," "maintain," "strive," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock's SEC reports and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in reduced demand for products or services or reduced value of assets under management or of investments; (3) the relative investment performance of BlackRock's advised or sponsored investment products and separately managed accounts; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms; and (11) terrorist activities, including the September 11th terrorist attacks, which may adversely affect the general economy, financial and capital markets, specific industries, and BlackRock.

SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth selected quarterly financial data for 2001 and 2000. The data presented should be read in conjunction with the consolidated financial statements of BlackRock and "Management's Discussion and Analysis of Financial Results of Operations" included herein.

	Quarter				
(Dollar amounts in thousands, except per share data)	1st	2nd	3rd	4th	Total
2001					
Revenue	**$133,709**	**$135,262**	**$134,782**	**$129,391**	**$533,144**
Operating income	**41,920**	**42,708**	**42,532**	**43,016**	**170,176**
Net income	**25,496**	**26,230**	**27,376**	**28,332**	**107,434**
EBITDA*	**$49,531**	**$51,722**	**$52,190**	**$54,330**	**$207,773**
Earnings per share:					
Basic	**$0.40**	**$0.41**	**$0.43**	**$0.44**	**$1.67**
Diluted	**$0.39**	**$0.40**	**$0.42**	**$0.44**	**$1.65**
Weighted-average shares outstanding:					
Basic	**64,159,248**	**64,248,630**	**64,284,768**	**64,390,814**	**64,271,538**
Diluted	**64,897,486**	**64,877,389**	**64,947,840**	**65,050,738**	**64,926,199**
Common stock price per share:					
High	**$44.00**	**$37.77**	**$44.50**	**$44.40**	**$44.50**
Low	**$31.25**	**$30.76**	**$34.01**	**$37.46**	**$30.76**
Close	**$36.00**	**$34.29**	**$44.22**	**$41.70**	**$41.70**
2000					
Revenue	$108,060	$112,571	$127,701	$128,540	$476,872
Operating income	32,118	34,322	36,926	39,672	143,038
Net income	19,197	20,857	22,761	24,546	87,361
EBITDA*	$37,801	$40,641	$44,580	$47,745	$170,767
Earnings per share:					
Basic	$0.30	$0.33	$0.36	$0.38	$1.37
Diluted	$0.30	$0.32	$0.35	$0.38	$1.35
Weighted-average shares outstanding:					
Basic	63,864,382	63,865,770	63,884,410	63,930,387	63,886,353
Diluted	64,342,592	64,492,447	64,651,300	64,727,763	64,590,707
Common stock price per share:					
High	$25.00	$36.00	$42.63	$48.00	$48.00
Low	$15.00	$20.25	$28.31	$31.88	$15.00
Close	$20.25	$29.00	$32.00	$42.00	$42.00

**Earnings before interest, taxes, depreciation and amortization.*

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

BlackRock, Inc. is responsible for the preparation, quality and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include judgments and estimates of management. BlackRock, Inc., also prepared the other information included in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. The internal control system is augmented by written policies and procedures and by audits performed by an internal audit staff which reports to the Audit Committee of the Board of Directors. Internal auditors test the operation of the internal control system and report findings to management and the Audit Committee, and corrective actions are taken to address identified control deficiencies and other opportunities for improving the system. The Audit Committee, composed solely of outside directors, provides oversight to the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed BlackRock, Inc.'s internal control over financial reporting as of December 31, 2001. Based on this assessment management believes that BlackRock, Inc. maintained an effective internal control system over financial reporting as of December 31, 2001.

Laurence D. Fink
Chairman and
Chief Executive Officer

Paul L. Audet
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders
BlackRock, Inc.

We have audited the accompanying consolidated statements of financial condition of BlackRock, Inc. as of December 31, 2001 and 2000, and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlackRock, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
January 31, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar amounts in thousands)	December 31, 2001	2000
Assets		
Cash and cash equivalents	**$186,451**	$192,590
Accounts receivable	**92,522**	81,800
Investments, available for sale (cost: $143,600 and $16,854, respectively)	**139,126**	13,316
Property and equipment, net	**70,510**	45,598
Intangible assets (net of accumulated amortization of $67,222 and $56,768, respectively)	**181,688**	192,142
Receivable from affiliates	**4,137**	1,484
Other assets	**10,044**	10,073
Total assets	**$684,478**	$537,003
Liabilities and stockholders' equity		
Accrued compensation	**$146,019**	$130,101
Accounts payable and accrued liabilities		
Affiliate	**15,972**	14,750
Other	**19,075**	12,264
Acquired management contract obligation	**7,344**	8,040
Other liabilities	**9,951**	3,607
Total liabilities	**198,361**	168,762
Stockholders' equity		
Common stock, class A, 15,916,944 and 9,487,297 shares issued, respectively	**159**	95
Common stock, class B, 48,674,607 and 54,509,875 shares issued, respectively	**487**	545
Additional paid-in capital	**184,041**	172,156
Retained earnings	**307,498**	200,064
Unearned compensation	**(1,927)**	(2,126)
Accumulated other comprehensive loss	**(3,537)**	(2,477)
Treasury stock, class A, at cost 0 and 353 shares issued, respectively	—	(16)
Treasury stock, class B, at cost 125,633 and 0 shares issued, respectively	**(604)**	—
Total stockholders' equity	**486,117**	368,241
Total liabilities and stockholders' equity	**$684,478**	$537,003

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands, except share data)	Year ended December 31, 2001	2000	1999
Revenue			
Investment advisory and administration fees			
Mutual funds	**$217,361**	$229,259	$214,728
Separate accounts	**278,126**	223,521	154,046
BAI	—	—	(7,072)
Other income			
Affiliate	**5,000**	5,000	5,000
Other	**32,657**	19,092	14,279
Total revenue	**533,144**	476,872	380,981
Expense			
Employee compensation and benefits	**215,118**	189,684	138,025
BAI incentive compensation	—	—	(5,387)
Fund administration and servicing costs — affiliates	**60,829**	75,686	78,666
General and administration			
Affiliates	**7,998**	7,759	7,622
Other	**68,569**	50,552	40,948
Amortization of intangible assets	**10,454**	10,153	9,653
Closed-end fund offering costs	—	—	511
Total expense	**362,968**	333,834	270,038
Operating income	**170,176**	143,038	110,943
Non-operating income (expense)			
Investment income	**11,576**	7,734	3,445
Interest expense	**(761)**	(855)	(10,938)
Total non-operating income (expense)	**10,815**	6,879	(7,493)
Income before income taxes	**180,991**	149,917	103,450
Income taxes	**73,557**	62,556	44,033
Net income	**$107,434**	$87,361	$59,417
Earnings per share			
Basic	**$1.67**	$1.37	$1.04
Diluted	**$1.65**	$1.35	$1.04
Weighted-average shares outstanding			
Basic	**64,271,538**	63,886,353	57,057,014
Diluted	**64,926,199**	64,590,707	57,268,912

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2001, 2000 and 1999

(Dollar amounts in thousands)	Common Stock Class A	Common Stock Class B	Additional Paid-In Capital	Retained Earnings	Unearned Compen-sation	Accumulated Other Compre-hensive Loss	Treasury Stock Class A	Treasury Stock Class B	Total Stockholders' Equity
December 31, 1998	$—	$549	$52,556	$53,286	$—	$—	$—	($200)	$106,191
Net income	—	—	—	59,417	—	—	—	—	59,417
Purchase of treasury stock	—	—	—	—	—	—	—	(550)	(550)
Sale of treasury stock	—	—	2,239	—	(2,239)	—	—	750	750
Issuance of class A common stock, net	90	—	114,759	—	—	—	—	—	114,849
Amortization of discount on issuance of class B common stock	—	—	—	—	100	—	—	—	100
Unrealized loss on investments, net	—	—	—	—	—	(231)	—	—	(231)
December 31, 1999	90	549	169,554	112,703	(2,139)	(231)	—	—	280,526
Net income	—	—	—	87,361	—	—	—	—	87,361
Purchase of treasury stock	—	—	—	—	—	—	(16)	—	(16)
Conversion of class B common stock to class A common stock	5	(5)	—	—	—	—	—	—	—
Issuance of shares to Nonemployee Directors	—	—	111	—	—	—	—	—	111
Proceeds from issuance of class A common stock	—	—	222	—	—	—	—	—	222
Expenses from issuance of class A common stock, net	—	—	(91)	—	—	—	—	—	(91)
Issuance of class B common stock	—	1	1,008	—	(744)	—	—	—	265
Amortization of discount on issuance of class B common stock	—	—	—	—	757	—	—	—	757
Stock options exercised	—	—	742	—	—	—	—	—	742
Tax benefit from stock options exercised	—	—	610	—	—	—	—	—	610
Foreign currency translation loss	—	—	—	—	—	(408)	—	—	(408)
Unrealized loss on investments, net	—	—	—	—	—	(1,838)	—	—	(1,838)
December 31, 2000	95	545	172,156	200,064	(2,126)	(2,477)	(16)	—	368,241
Net income	—	—	—	107,434	—	—	—	—	107,434
Conversion of class B common stock to class A common stock	56	(56)	—	—	—	—	—	—	—
Issuance of class A common stock	6	—	8,817	—	—	—	—	—	8,823
Issuance of class B common stock	—	—	502	—	(206)	—	—	—	296
Amortization of discount on issuance of class B common stock	—	—	—	—	1,100	—	—	—	1,100
Treasury stock transactions	2	(2)	(3,063)	—	(695)	—	16	(604)	(4,346)
Tax benefit from stock options exercised	—	—	5,629	—	—	—	—	—	5,629
Foreign currency translation loss	—	—	—	—	—	(294)	—	—	(294)
Unrealized loss on investments, net	—	—	—	—	—	(766)	—	—	(766)
December 31, 2001	**$159**	**$487**	**$184,041**	**$307,498**	**($1,927)**	**($3,537)**	**$—**	**($604)**	**$486,117**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Cash flows from operating activities			
Net income	**$107,434**	$87,361	$59,417
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**26,021**	19,995	18,153
Stock-based compensation	**4,483**	868	100
Deferred income taxes	**(8,460)**	(2,318)	(6,827)
Tax benefit from stock-based compensation	**5,629**	610	—
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**(10,722)**	(18,074)	42,484
(Increase) decrease in receivable from affiliate	**(2,653)**	627	(1,665)
Decrease (increase) in other assets	**29**	(4,646)	(3,426)
Increase (decrease) in accrued compensation	**22,775**	39,751	(19,979)
Increase (decrease) in accounts payable and accrued liabilities	**16,493**	(14,618)	26,672
Decrease in accrued interest payable to affiliates	—	(705)	(470)
Increase (decrease) in other liabilities	**6,344**	(244)	1,867
Cash provided by operating activities	**167,373**	108,607	116,326
Cash flows from investing activities			
Purchase of property and equipment	**(40,479)**	(32,761)	(18,925)
(Purchase) sale of investments	**(126,576)**	(12,899)	29
Cash used in investing activities	**(167,055)**	(45,660)	(18,896)
Cash flows from financing activities			
Repayment of note and loan payable to affiliates	—	(28,200)	(168,800)
Issuance of class A common stock	**1,199**	873	114,849
Issuance of class B common stock	**296**	265	—
Purchase of treasury stock	**(7,407)**	(16)	(550)
Reissuance of treasury stock	**445**	—	750
Acquired management contract obligation payment	**(696)**	—	—
Cash used in financing activities	**(6,163)**	(27,078)	(53,751)
Effect of exchange rate changes on cash and cash equivalents	**(294)**	(408)	—
Net (decrease) increase in cash and cash equivalents	**(6,139)**	35,461	43,679
Cash and cash equivalents, beginning of period	**192,590**	157,129	113,450
Cash and cash equivalents, end of period	**$186,451**	$192,590	$157,129

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001, 2000 and 1999
(Dollar amounts in thousands, except share data)

BUSINESS

BlackRock, Inc. (together, with its subsidiaries, "BlackRock" or the "Company") provides diversified investment management services to institutional clients, including certain subsidiaries and affiliates of The PNC Financial Services Group, Inc. ("PNC"), and to individual investors through various investment vehicles. Institutional investment management services primarily consists of the active management of fixed income, equity and liquidity client accounts and the management of the *BlackRock Provident Institutional Funds* ("BPIF"), a money market mutual fund family serving the institutional market. Individual investor services primarily consists of the management of the Company's sponsored open-end and closed-end mutual funds ("*BlackRock Funds*"). BlackRock Advisors, Inc. ("BA"), BlackRock Institutional Management Corporation ("BIMC"), BlackRock Financial Management, Inc. ("BFM"), BlackRock International, Ltd. ("BI") and BlackRock Capital Management ("BCM"), are registered investment advisers under the Investment Advisers Act of 1940 while BlackRock Investments, Inc. ("BII") is a registered broker dealer.

Basis of Presentation

BlackRock is indirectly majority owned by PNC. The consolidated financial statements of BlackRock include the assets, liabilities and earnings of its wholly-owned subsidiaries BA, BIMC, BFM, BI, BCM, BII, BlackRock Funding, Inc., BlackRock Asia, Ltd. and their subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Significant intercompany accounts and transactions between the consolidated entities have been eliminated. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, in which the Company is exposed to market and credit risk.

Investments

Investments consist primarily of *BlackRock Funds* and certain institutional and private placement portfolios ("alternative investment products") and are stated at quoted market values. Securities which are not readily marketable (alternative investment products) are stated at their estimated fair market value as determined by the Company's management. The resulting unrealized gains and losses are included in the accumulated other comprehensive loss component of stockholders' equity, net of tax. Realized gains and losses on investments and interest and dividend income are included in investment income (expense). The Company's management periodically assesses impairment on investments to determine if they are other than temporary. Any impairment on investments are recorded in earnings.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation generally is provided on the straight-line method over the estimated useful lives of the various classes of property and equipment. Accelerated methods are used for income tax purposes. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or lease terms, whichever is shorter.

Intangible Assets

Intangible assets are comprised of goodwill and management contract acquired. For each of the three years in the period ended December 31, 2001, goodwill is amortized on a straight-line basis over 25 years. Management contract acquired is amortized in proportion to and over the period of contract revenue, which is ten years. The Company continually evaluates the carrying value of intangible assets. Any impairment would be recognized when the future operating cash flows expected to be derived from such intangible assets are less than their carrying value. In such instances, impairment, if any, is measured on a discounted future cash flow basis. (See Recent Accounting Developments, "*Goodwill and Other Intangible Assets*" below).

Software Costs

The Company has adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs of approximately $5,100 and $5,200 have been capitalized for the years ended December 31, 2001 and 2000, respectively, and are being amortized over an estimated useful life of three years.

Stock-based Compensation

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 123 and has adopted the intrinsic value method for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Fair value disclosures are included in the notes to the consolidated financial statements.

Pursuant to SFAS No. 123, "Accounting for Stock-based Compensation," the Company has elected to account for its 1999 Stock Award and Incentive Plan (the "Award Plan") and shares issued under the BlackRock, Inc. 2001 Employee Stock Purchase Plan ("ESPP") under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and adopt the disclosure only provisions of SFAS No. 123.

Treasury Stock

The Company records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Revenue Recognition

Investment advisory and administration fees are recognized as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. Investment advisory and administration fees for mutual funds are shown net of fees waived pursuant to expense limitations.

The Company also receives performance fees or an incentive allocation from alternative investment products and certain separate accounts. These performance fees are earned upon attaining specified investment return thresholds. Such fees are recorded as earned. Should the alternative investment products and separate accounts subject to performance fees not continue to meet specified investment return thresholds, performance fees and related employee compensation expense previously recorded may be subject to reversal. At December 31, 2001, no performance fees recorded by the Company are subject to reversal.

BlackRock provides a variety of risk management and technology services to insurance companies, finance companies, pension funds, REITs, commercial and mortgage banks, savings institutions and government agencies. These services are provided under the brand name *BlackRock Solutions* and include a wide array of risk management services and enterprise investment system outsourcing to clients. The fees earned on risk management advisory assignments are recorded as other income.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB No. 101 as required in the first quarter of 2000. The adoption of SAB No. 101 did not have a material effect on the Company's consolidated results of operations and financial position.

Administration and Servicing Costs

In connection with mutual funds advised by the Company, certain administration and servicing costs are expensed as incurred.

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that all changes in equity except those resulting from investments by shareholders and distributions to shareholders be included in accumulated other comprehensive income (loss). Comprehensive income has been presented to conform to SFAS No. 130 requirements.

Earnings Per Share

The Company has adopted SFAS No. 128, "Earnings Per Share." Basic earnings per common share is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed by dividing net income by the total weighted average number of shares of common stock outstanding and common stock equivalents. Diluted earnings per share is computed using the treasury stock method.

Business Segments

The Company has not presented business segment data in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," because it operates predominantly in one business segment, the investment advisory and asset management business.

Disclosure of Fair Value

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of estimated fair values of certain on- and off-balance sheet financial instruments. The methods and assumptions are set forth below:

- Cash and cash equivalents, receivables, other assets, accounts payable and accrued liabilities approximate fair value due to the short maturities.
- The fair value of investments is based on quoted market values. If securities are not readily marketable (alternative investment products), values are stated at their estimated fair value as determined by the Company's management.
- At December 31, 2001, the estimated fair value of the acquired management contract obligation based on current rates offered to the Company for debt with a similar remaining maturity was approximately $8,091.

Derivative Instruments and Hedging Activities

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those investments at fair value. The Company adopted the new statement as of January 1, 2001. The adoption of SFAS No. 133 has not had a material impact on the Company's results of operations, financial position, or cash flows. The Company had no outstanding derivative positions as of December 31, 2001.

Accounting for Off-Balance Sheet Activities

BlackRock has equity interests in collateralized bond obligations, which are reflected in investments, available for sale in the accompanying consolidated statements of financial condition. These investments are periodically assessed to determine whether the underlying assets and liabilities should be consolidated.

Reclassification of Prior Periods' Statements

Certain items previously reported have been reclassified to conform with the current year's presentation.

Recent Accounting Developments

a) Business Combinations

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001 and eliminates the pooling-of-interests method of accounting. The statement also addresses disclosure requirements for business combinations and initial recognition and measurement criteria for goodwill and other intangible assets as a result of purchase business combinations.

b) Goodwill and Other Intangible Assets

On July 20, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, will cease upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis. The new standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Company will adopt SFAS No. 142 effective January 1, 2002, as required. Assuming no impairment adjustments are necessary, no future business combinations, and no other changes to goodwill, the Company expects diluted earnings per share to increase by approximately $.08 per share in 2002 resulting from the cessation of goodwill amortization.

c) Accounting for Obligations Associated with the Retirement of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

d) Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed of." This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations and addresses implementation issues. The adoption of this statement, which is effective January 1, 2002, is not expected to have a material impact on the Company's financial statements.

2. INVESTMENTS, AVAILABLE FOR SALE

A summary of the cost and fair market value of investments, available for sale, is as follows:

(Dollar amounts in thousands)		Gross Unrealized		Fair Market
December 31, 2001	Cost	Gains	Losses	Value
Mutual funds	**$129,304**	**$—**	**$1,882**	**$127,422**
Collateralized bond obligations	**12,689**	**—**	**2,607**	**10,082**
Other	**1,607**	**15**	**—**	**1,622**
	$143,600	**$15**	**$4,489**	**$139,126**
December 31, 2000				
Mutual funds	$8,823	$—	$633	$8,190
Collateralized bond obligations	5,956	—	2,857	3,099
Other	2,075	—	48	2,027
	$16,854	$—	$3,538	$13,316

BlackRock acts as investment advisor to all of these investments. Net realized gains on the sale of investments, available for sale, totaled $188, $11 and $8 for the years ended December 31, 2001, 2000 and 1999, respectively.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(Dollar amounts in thousands)	Estimated useful life — in years	December 31, 2001	December 31, 2000
Land	N/A	**$3,564**	$3,564
Building	39	**16,946**	—
Building improvements	15	**5,286**	—
Equipment and computer software	3-5	**54,388**	37,157
Leasehold improvements	2-17	**8,721**	9,361
Furniture and fixtures	7	**12,712**	7,262
Construction in progress	N/A	**14,979**	19,826
		116,596	77,170
Less accumulated depreciation		**46,086**	31,572
Property and equipment, net		**$70,510**	$45,598

N/A - Not applicable

Building and building improvements reflect the new building located in Wilmington, Delaware. The remaining balance in the construction in progress account primarily represents expenditures associated with occupying a new headquarters site in New York City located at 40 East 52nd Street.

Depreciation expense was approximately $15,567, $9,842 and $8,500 for the years ended December 31, 2001, 2000 and 1999, respectively.

4. INTANGIBLE ASSETS

a) Goodwill

The consolidated financial statements reflect the results of operations of the former BlackRock Financial Management, L.P. and BFM Advisory L.P., which were acquired by PNC on February 28, 1995. Goodwill recognized at acquisition approximated $240,000 and is being amortized on a straight-line basis over 25 years.

b) Management Contract Acquired

On May 15, 2000, BlackRock entered into a contract in connection with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT. This agreement assigns the managerial rights and duties of CORE Cap, Inc.'s former manager to BlackRock for consideration in the amount of $12,500 to be paid by BlackRock over a ten-year period. The present value of the acquired contract using an imputed interest rate of 10 percent was $8,040 on the date of acquisition. This amount is recorded as an intangible asset and is being amortized on a straight-line basis over ten years.

5. COMMITMENTS

a) Lease Commitments

The Company leases its primary office space under agreements which expire through 2017. On September 4, 2001, the Company entered into a lease agreement for additional space at 40 East 52nd Street, New York, New York. Under the lease, BlackRock will occupy this space on or about January 2002. The lease will terminate on February 28, 2017. Total rent payments over the lease term will approximate $24,198. Future minimum commitments under these operating leases, net of rental reimbursements of $5,884 through 2005 from a sublease arrangement, are as follows:

(Dollar amounts in thousands)	
2002	$10,361
2003	10,439
2004	10,352
2005	10,273
2006	10,450
Thereafter	120,630
	$172,505

In connection with certain lease agreements, the Company is responsible for escalation payments.

Occupancy expense amounted to $12,559, $9,707 and $8,022 for the years ended December 31, 2001, 2000 and 1999, respectively.

b) Acquired Management Contract Obligation

In connection with the management contract acquired associated with the agreement and plan of merger of CORE Cap, Inc. with Anthracite Capital, Inc., a BlackRock managed REIT, the Company recorded an $8,040 liability using an imputed interest rate of 10 percent. For the year ended December 31, 2001, the related expense was $761. At December 31, 2001, the future commitment under the agreement is as follows:

(Dollar amounts in thousands)

2002	$1,500
2003	1,500
2004	1,500
2005	1,500
2006	1,000
Thereafter	4,000
	11,000
Less: imputed interest	3,656
Present value of management contract	$7,344

c) Unused Line of Credit

As of December 31, 2001 and 2000, the Company has an unused revolving line of credit, due December 2002, with PNC Bank, N.A. ("PNC Bank") whereby the Company may borrow principal amounts up to $175,000 at prime rate (4.75% at December 31, 2001).

d) Other

On January 8, 2001, the Company entered into a commitment to invest $8,400 in Magnetite Asset Investors III, L.L.C., an alternative investment fund sponsored by BlackRock of which $1,700 remained unfunded at December 31, 2001.

On July 20, 2001, the Company entered into a commitment to invest $5,400 in Carbon Capital, Inc., an alternative investment fund sponsored by BlackRock of which $4,400 remained unfunded at December 31, 2001.

6. EMPLOYEE BENEFIT PLANS

Incentive Savings Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations, are matched by the Company (the "Company Match"). ISP expenses for the Company were $3,397, $3,758 and $2,212 for the years ended December 31, 2001, 2000 and 1999, respectively. Contributions to the ISP are matched primarily by shares of BlackRock's common stock in 2001 and PNC's common stock in 2000 and 1999, respectively. 500,000 shares have been reserved for the ISP of which 81,556 shares have been issued as of December 31, 2001.

Postretirement Benefits

PNC provides certain health care and life insurance benefits for retired employees. Expenses for postretirement benefits allocated to the Company by PNC were $276, $272 and $225 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, accrued postretirement benefits included in the consolidated statements of financial condition totaled $1,019 and $923, respectively. No separate financial obligation data for the Company is available with respect to such plan.

Noncontributory Defined Benefit Pension Plan

Certain employees of the Company participate in PNC's noncontributory defined benefit pension plan. Retirement benefits are based on compensation level, age and length of service. Pension contributions are based on actuarially determined amounts necessary to fund total benefits payable to plan participants. During 1999, the Company contributed approximately $1,600 to the plan and had a prepaid balance of approximately $1,200 in pension benefit obligation as of December 31, 2001 and 2000. These amounts were recorded in other assets on the consolidated statements of financial condition. Pension (income) expense was approximately $0, $0 and $(81) for the years ended December 31, 2001, 2000 and 1999, respectively.

7. STOCK AWARD AND INCENTIVE PLANS

Stock Award and Incentive Plan

Effective October 1, 1999, the Board of Directors of BlackRock adopted the Award Plan. Options are granted at an exercise price not less than the market value of common stock on the date of grant. These options have a ten year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

Stock option activity during 1999 – 2001 is summarized below:

Outstanding at	Shares under option	Weighted-avg. exercise price
October 1, 1999	—	$ —
Granted	1,061,000	14.00
Exercised	—	—
Canceled	5,000	14.00
December 31, 1999	1,056,000	14.00
Granted	1,482,034	43.13
Exercised	53,024	14.00
Canceled	83,500	14.00
December 31, 2000	2,401,510	31.98
Granted	9,693	39.80
Exercised	103,226	14.00
Canceled	68,669	33.21
December 31, 2001	**2,239,308**	**$32.80**

A maximum of 9,000,000 shares of class A common stock are authorized for issuance under the Award Plan at December 31, 2001. Of this amount, 6,604,442 shares remain available for future awards. The number of shares vested at December 31, 2001 was 586,423.

Stock options outstanding and exercisable on December 31, 2001 are as follows:

Range of exercise prices	Outstanding shares under option	Weighted-avg. remaining contractual life	Outstanding shares weighted-avg. exercise price	Exercisable shares under option	Exercisable shares weighted-avg. exercise price
$14.00	792,581	7.75	$14.00	480,779	$14.00
$32.47	3,000	9.25	32.47	—	—
$40.03–$44.22	1,443,727	8.97	43.12	105,644	42.03
	2,239,308	8.54	$32.80	586,423	$19.05

Employee Stock Purchase Plan

On May 2, 2001, BlackRock's shareholders approved the adoption of the ESPP, the terms of which allow eligible employees to purchase shares of the Company's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts ESPP participants from purchasing more than $25 worth of class A common stock based on its fair market value. No charge to earnings will be recorded with respect to the ESPP. The first offering period began on August 1, 2001. A total of 1,250,000 shares of class A common stock are available for issuance under the ESPP. The number of shares estimated to be issued pursuant to the ESPP for the offering period ending February 1, 2002 is approximately 45,000.

Pro Forma Net Income and Earnings Per Share

Under APB 25, no compensation costs were recognized related to the Award Plan and shares issued under the ESPP. Under SFAS No. 123, compensation costs related to the Award Plan and shares issued under the ESPP are measured at the grant date based on the fair value and are recognized ratably over the vesting period. The following table sets forth pro forma net income and diluted earnings per share as if compensation expense was recognized for stock options and the ESPP.

(Dollar amounts in thousands, except per share data)	**2001**	2000	1999
Net Income			
Reported	**$107,434**	$87,361	$59,417
Pro forma	**$100,943**	$85,859	$59,086
Diluted Earnings Per Share			
Reported	**$1.65**	$1.35	$1.04
Pro forma	**$1.55**	$1.33	$1.03

The fair value of each option grant and ESPP shares are estimated using the Black-Scholes option-pricing model with the following assumptions for the years ended December 31, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Expected dividend yield	**0.00%**	0.00%	0.00%
Expected volatility	**30.04% to 30.69%**	31.36%	27.50%
Risk-free interest	**2.37% to 5.37%**	5.88%	7.08%
Expected term	**7 years**	7 years	7 years

The weighted-average fair value of the options granted and ESPP shares in 2001, 2000 and 1999 was $10.83, $19.92 and $6.51 per share, respectively.

Deferred Compensation Plan

The Company has a Long-term Deferred Compensation Plan (the "Plan") to provide a competitive long-term incentive for key officers and employees. The awards vest through 2004 and are expensed on a straight-line method over the respective vesting periods. Compensation expense under the Plan for the years ended December 31, 2001, 2000 and 1999 was $3,592, $5,904, and $5,033, respectively.

8. RELATED PARTY TRANSACTIONS

The Company and its consolidated subsidiaries provide investment advisory and administration services to the *BlackRock Funds*, BPIF, the BlackRock Closed-end Funds and other commingled funds.

Revenues for services provided to these mutual funds are as follows:

	Year ended December 31,		
(Dollar amounts in thousands)	**2001**	2000	1999
Investment advisory and administration fees:			
BlackRock Open-end Funds	**$122,476**	$151,918	$142,597
BlackRock Closed-end Funds	**30,474**	33,916	34,581
BlackRock Provident Institutional Funds*	**63,688**	39,027	33,642
Commingled Funds	**723**	4,398	3,908
	$217,361	$229,259	$214,728

**Includes the International Dollar Reserve Fund I, Ltd., a Cayman Islands open ended limited liability company.*

The Company provides investment advisory and administration services to certain PNC subsidiaries for a fee, based on assets under management. In addition, the Company provides risk management and model portfolio services to PNC.

Revenues for such services are as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Investment advisory and administration fees:			
Separate accounts	**$11,187**	$9,703	$8,436
Model Portfolio Services	**4,400**	4,400	4,400
Other income-risk management	**5,000**	5,000	5,000
Fixed income trading services	**1,125**	1,125	281
	$21,712	$20,228	$18,117

The Company has entered into various memoranda of understanding and co-administration agreements with affiliates of PNC pursuant to which the Company pays administration fees for BPIF and certain other commingled funds and service fees for PNC Advisors' (PNC's wealth management business) clients invested in the *BlackRock Funds*.

The Company incurred interest expense to related parties in connection with the 7.5% unsecured note with B.P. Partners, L.P., an entity controlled by former partners of BlackRock Financial Management, L.P., and the revolving line of credit with PNC Bank. PNC also provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. Aggregate expenses included in the consolidated financial statements for transactions with related parties are as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Fund administration and servicing costs-affiliates	**$60,829**	$75,686	$78,666
General and administration	**6,728**	7,617	7,622
General and administration-consulting	**1,270**	142	—
Interest expense-affiliates	**—**	353	10,938
	$68,827	$83,798	$97,226

Additionally, an indirect wholly-owned subsidiary of PNC acts as a financial intermediary associated with the sale of back-end loaded shares of certain BlackRock funds. This entity finances broker sales commissions and receives all associated sales charges.

Payable to affiliates was $15,972 and $14,750 at December 31, 2001 and 2000, respectively. These amounts primarily represent income taxes payable and fund administration and servicing costs-affiliates payable. These amounts do not bear interest.

In connection with the Company's investment advisory services provided to PNC subsidiaries and affiliates, BlackRock's receivable from PNC was $3,653 and $1,650 at December 31, 2001 and 2000, respectively.

Receivable from affiliates was approximately $4,137 and $1,484 at December 31, 2001 and 2000, respectively. The amount primarily represents a receivable for administration fees earned in connection with services provided to the BlackRock Closed-end Funds and Anthracite Capital, Inc.

9. BLACKROCK ASSET INVESTORS

BFM previously served as an investment advisor to BlackRock Asset Investors ("BAI"), a closed-end investment company. BAI was liquidated on September 27, 1999 in accordance with a plan adopted by BAI's Board of Trustees and shareholders in 1997. BAI's principal business was to acquire, work out, pool and repackage performing and distressed commercial, multifamily, and single family mortgage loans as commercial or residential mortgage-backed securities for sale in the capital markets through independent underwriters and broker-dealers.

BFM recorded investment advisory and administration fees for BAI for the year ended December 31, 1999 of $1,943. BFM earned performance fees based on a stipulated percentage of the excess profits after BAI shareholders had received a minimum return on invested capital. Based on the market value of BAI's underlying assets, overall investor returns and final asset liquidation values, the Company recorded a reduction of previously recorded performance fees of $(9,015) for the year ended December 31, 1999.

In accordance with various contractual arrangements including the 1994 acquisition agreement between PNC and BFM, incentive compensation earned on BAI revenue was $(5,387) for the year ended December 31, 1999.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, BII is subject to the Uniform Net Capital requirements under the Securities Exchange Act of 1934, which requires maintenance of certain minimum net capital levels. At December 31, 2001 and 2000, BII's net capital was $3,826 and $2,587 in excess of regulatory requirements, respectively.

11. COMMON STOCK

BlackRock's class A, $0.01 par value, common shares authorized was 250,000,000 shares as of December 31, 2001 and 2000. BlackRock's class B, $0.01 par value, common shares authorized was 100,000,000 shares as of December 31, 2001 and 2000, respectively.

The Company's common shares issued and outstanding and related activity consist of the following:

	Shares issued				Shares outstanding	
	Common shares Class		Treasury shares Class		Class	
	A	B	A	B	A	B
January 1, 1999	—	54,864,382	—	(56,900)	—	54,807,482
Issuance of class A common stock	9,000,000	—	—	—	9,000,000	—
Purchase of treasury stock	—	—	—	(156,574)	—	(156,574)
Sale of treasury stock	—	—	—	213,474	—	213,474
December 31, 1999	9,000,000	54,864,382	—	—	9,000,000	54,864,382
Purchase of treasury stock	—	—	(353)	—	(353)	—
Conversion of class B stock to class A stock	430,145	(430,145)	—	—	430,145	(430,145)
Issuance of shares to Nonemployee Directors	4,128	—	—	—	4,128	—
Issuance of class B common stock	—	75,638	—	—	—	75,638
Stock options exercised	53,024	—	—	—	53,024	—
December 31, 2000	9,487,297	54,509,875	(353)	—	9,486,944	54,509,875
Conversion of class B stock to class A stock	**5,685,484**	**(5,685,484)**	—	—	**5,685,484**	**(5,685,484)**
Issuance of class A common stock	**601,105**	—	**265**	—	**601,370**	—
Issuance of class B common stock	—	**58,638**	—	—	—	**58,638**
Treasury stock transactions	**143,058**	**(208,422)**	**88**	**(125,633)**	**143,146**	**(334,055)**
December 31, 2001	**15,916,944**	**48,674,607**	—	**(125,633)**	**15,916,944**	**48,548,974**

The Company was formed in 1998 as a result of PNC's decision to consolidate a substantial portion of its asset management businesses under a common management and brand (BlackRock). During 1999, the Company effected a 275:1 stock split by reclassifying each share of common stock issued into 275 shares of class B common stock (the "Stock Reclassification"). The Stock Reclassification has been retroactively restated in the consolidated financial statements. BlackRock also reissued 213,474 shares of class B common stock, held in treasury, to key employees in the form of restricted stock.

These shares were sold at a discount to fair market value of $2,200 which will be expensed on a straight-line basis over the five-year vesting period. The discount was recorded as additional paid-in capital and unearned compensation in the consolidated statements of financial condition. The proceeds from the sale of treasury stock approximated $750. On October 1, 1999, BlackRock sold 9,000,000 shares of class A common stock to the public at an initial price of $14 per share (the "IPO"). The proceeds from the IPO, net of underwriters' discount and estimated IPO expenses, totaled approximately $115,000. These proceeds were used to retire a portion of BlackRock's revolving line of credit with PNC on October 7, 1999. In 2001, PNC converted 4,935,000 shares of class B common stock to 4,935,000 shares of class A common stock.

12. INCOME TAXES

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Prior to and including October 6, 1999, the operating results of the Company were primarily included in the consolidated U.S. Federal tax returns of PNC or its subsidiaries. For state and local income tax purposes, the Company was included in the combined and unitary tax returns with PNC and its subsidiaries, and filed separate company returns.

Effective October 6, 1999, PNC and BlackRock entered into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement") that sets forth each party's rights and obligations with respect to income tax payments and refunds for periods before and after the completion of the IPO and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For periods beginning on October 7, 1999 and thereafter, BlackRock has filed its own consolidated federal income tax return. BlackRock may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more PNC subsidiaries on a combined or unitary basis. If BlackRock is included in a group's combined or unitary state or municipal income tax filing with PNC subsidiaries, BlackRock's share of the liability generally will be based upon an allocation to BlackRock of a percentage of the total tax liability based upon BlackRock's level of activity in such state or municipality.

The provision (benefit) for income taxes consists of the following:

(Dollar amounts in thousands)	Year ended December 31,		
	2001	2000	1999
Current:			
Federal	**$63,398**	$48,668	$39,540
State and local	**17,272**	16,206	11,320
Foreign	**1,347**	—	—
Total current	**82,017**	64,874	50,860
Deferred:			
Federal	**(5,289)**	(1,876)	(5,177)
State and local	**(3,171)**	(442)	(1,650)
Total deferred	**(8,460)**	(2,318)	(6,827)
Total	**$73,557**	$62,556	$44,033

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are shown net in accounts payable and accrued liabilities-affiliate in the consolidated statements of financial condition, consist of the following:

(Dollar amounts in thousands)	December 31, 2001	2000
Deferred tax assets:		
Compensation and benefits	**$19,395**	$10,039
Depreciation	**3,742**	2,851
Deferred state income taxes	**3,620**	4,003
Other	**8,241**	4,570
Gross deferred tax asset	**34,998**	21,463
Deferred tax liabilities:		
Goodwill	**22,863**	19,845
Other	**3,996**	3,526
Gross deferred tax liability	**26,859**	23,371
Net deferred tax asset (liability)	**$8,139**	($1,908)

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

(Dollar amounts in thousands)	Year ended December 31, 2001	%	2000	%	1999	%
Expected income tax expense	**$63,347**	35.0%	$52,471	35.0%	$36,208	35.0%
Increase (decrease) in income taxes resulting from:						
State and local taxes	**9,166**	5.1	10,247	6.8	6,286	6.1
Other	**1,044**	0.6	(162)	(0.1)	1,539	1.5
Income tax expense	**$73,557**	40.6%	$62,556	41.7%	$44,033	42.6%

13. COMPREHENSIVE INCOME

(Dollar amounts in thousands)	Year ended December 31, 2001	2000	1999
Net income	**$107,434**	$87,361	$59,417
Other comprehensive loss:			
Unrealized loss from investments, available for sale, net	**(766)**	(2,069)	(231)
Foreign currency translation loss	**(294)**	(408)	—
Comprehensive income	**$106,374**	$84,884	$59,186

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
(Dollar amounts in thousands)	**2001**	2000	1999
Net income	**$107,434**	$87,361	$59,417
Basic weighted-average shares outstanding	**64,271,538**	63,886,353	57,057,014
Dilutive potential shares from forward sales	**107,130**	173,947	175,153
Dilutive potential shares from stock options	**547,531**	530,407	36,745
Dilutive weighted-average shares outstanding	**64,926,199**	64,590,707	57,268,912
Basic earnings per share	**$1.67**	$1.37	$1.04
Diluted earnings per share	**$1.65**	$1.35	$1.04

Net income per common share is computed using the weighted-average number of common and common equivalent shares outstanding. Common and common equivalent shares from stock options are excluded from the computation if their effect is antidilutive, except that, pursuant to SAB No. 98, "Earnings Per Share," common and common equivalent shares issued at prices below the public IPO price during the twelve months immediately preceding BlackRock's IPO on October 1, 1999 have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the options' exercise price of $14.00 per share.

15. SUPPLEMENTAL STATEMENTS OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information:

	Year ended December 31,		
(Dollar amounts in thousands)	**2001**	2000	1999
Cash paid for interest	**$804**	$353	$11,408
Cash paid for income taxes	**$65,778**	$80,046	$34,900

Supplemental schedule of noncash transactions:

	December 31,	
(Dollar amounts in thousands)	**2001**	2000
Issuance of long term obligation in connection with acquisition of management contract	**$—**	$8,040
Stock-based compensation	**$6,024**	$—
Reissuance of treasury stock, class A at a discount to its fair market value	**$807**	$—

16. SUBSEQUENT EVENTS

Involuntary Deferred Compensation Plan

During January 2002, the Company established an Involuntary Deferred Compensation Plan for the purpose of providing deferred compensation and retention incentives to key officers and employees. The Involuntary Deferred Compensation Plan provides for a mandatory deferral of up to 15% of the annual incentive compensation. The mandatory deferral of the annual incentive compensation for services performed in 2001 is 5%. The mandatory deferral is matched by BlackRock in an amount equal to 20%. Incentive compensation vests on a straight-line basis over a three year vesting period. The matching contribution and investment income related to the mandatory deferral vests on the third year anniversary of the deferral date. The Company will fund the obligation through the establishment of a Rabbi trust on behalf of the participants in the plan.

Voluntary Deferred Compensation Plan

During January 2002, the Company established a Voluntary Deferred Compensation Plan which allows participants to elect to defer between 1% and 100% of that portion of his or her annual incentive compensation not mandatorily deferred under the BlackRock's Involuntary Deferred Compensation Plan, subject to certain deferral thresholds. The participants must specify a deferral period of one, three, five or ten years. The Company will fund the obligation through the establishment of a Rabbi trust on behalf of the participants in the plan.

The Rabbi trust established for the Involuntary and Voluntary Deferred Compensation Plans will be reflected in investments as trading securities in the accompanying consolidated statements of financial condition. Any earnings in the Rabbi Trust, including unrealized appreciation (depreciation) will be reflected as non-operating income or loss and employee compensation and benefits in equal amounts in the accompanying consolidated statements of income.

Other

On January 4, 2002, the Company completed its final funding of approximately $1,262 in Magnetite Asset Investors III, L.L.C., an alternative investment fund sponsored by BlackRock.

BOARD OF DIRECTORS

Laurence D. Fink [2,3,4]
Chairman and Chief Executive Officer
BlackRock, Inc.
Chairman, Executive Committee
Director since 1998

Murry S. Gerber [1]
President and Chief Executive Officer
Equitable Resources, Inc.
Director since 2000

Walter E. Gregg, Jr. [2,3]
Vice Chairman
The PNC Financial Services Group, Inc.
Director since 1998

James Grosfeld [1,3,4]
Former Chairman and Chief Executive Officer
Pulte Corporation
Director since 1999

Frank T. Nickell [2,3]
President and Chief Executive Officer
Kelso & Company
Chairman, Compensation Committee
Director since 1999

Thomas H. O'Brien [4]
Former Chairman and Chief Executive Officer
The PNC Financial Services Group, Inc.
Chairman, Nominating Committee
Director since 1999

Helen P. Pudlin
Senior Vice President and General Counsel
The PNC Financial Services Group, Inc.
Director since 1998

James E. Rohr [2,4]
Chairman, President and Chief Executive Officer
The PNC Financial Services Group, Inc.
Director since 1998

Ralph L. Schlosstein
President
BlackRock, Inc.
Director since 1999

Lawrence M. Wagner [1,2,3]
President and Chief Executive Officer
The Hillman Company
Chairman, Audit Committee
Director since 1999

Committees: *1. Audit*
2. Executive
3. Compensation
4. Nominating

MANAGING DIRECTORS

Laurence D. Fink
Chairman and
Chief Executive Officer

Ralph L. Schlosstein
President

Robert S. Kapito
Vice Chairman

Paul L. Audet
Chief Financial Officer

Robert P. Connolly, Esq.
General Counsel

Anne F. Ackerley
Keith T. Anderson
Hugh R. Frater
Henry Gabbay, Ph.D.
Bennett W. Golub, Ph.D.
Charles S. Hallac
Michael C. Huebsch
Kevin M. Klingert
Albert B. Morillo
Barbara G. Novick
Susan L. Wagner
William J. Wykle

Scott M. Amero
Gordon Anderson
Wayne J. Archambo, CFA
Thomas S. Bain
Nigel Q.D. Barry
Ara A. Basil
Randolph B. Brown
Michael C. Buchanan, CFA
Katherine S. Cahill
Thomas P. Callan, CFA
Robert E. Capaldi
Salvatore M. Capizzi
Laurence J. Carolan
R. Andrew Damm
John J. Davis
Thomas M. Fortin
Lou J. Gitlin
Robert L. Goldstein
Andrew I. Gordon
Susan C. Heide, Ph.D.
Zion Hilelly
Richard K. Hoerner
Chris Kaufman
Joseph M. Kochansky
James Kong, CPA

J. Richard Kushel
Woo Fung Kwong
James J. Lillis, CPA
Michael P. Lustig
P. Philip Matthews
Allan M. McKenzie, CA
John P. Moran
Thomas W. Murphy, CFA
Thomas H. Nevin
Brian B. Ostrowe, CFM
Diane E. Parish
Andrew J. Phillips
Dennis M. Schaney
Joel M. Shaiman
Richard M. Shea, Esq.
Rajiv Sobti, Ph.D.
Stuart Spodek
Christian K. Stadlinger, Ph.D., CFA
Robert M. Stein, CPA
Stephen B. Switzky
Roland E. Villacorta, CFA
Douglas B. Waggoner
Daniel R. Waltcher
Mark S. Warner, CFA
Adam D. Wizon

CORPORATE INFORMATION

Corporate Headquarters
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022
(212) 754-5300

Stock Listing
BlackRock, Inc.'s class A common stock is traded on the New York Stock Exchange under the symbol BLK. BlackRock's class B common stock is not included for listing or quotation on any established market. At the close of business on March 1, 2002, there were 313 class A common stockholders of record and 56 class B common stockholders of record.

Internet Information
Information on BlackRock's financial results and its products and services is available on the internet at *www.blackrock.com.*

Financial Information
BlackRock's Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings, including Exhibits thereto, may be obtained electronically at the SEC's homepage at *www.sec.gov.* Copies also may be obtained by writing to Joseph Feliciani, Director of Accounting, at corporate headquarters, or by calling (212) 409-3519 or via e-mail to *jfeliciani@blackrock.com.*

Inquiries
Individual stockholders should contact stockholder relations at (212) 409-3441 or via e-mail at *invrel@blackrock.com.*

Analysts and institutional investors should contact Paul L. Audet, Chief Financial Officer, at (212) 409-3555 or via e-mail at *paudet@blackrock.com.*

News media representatives and others seeking general information should contact Raymond Ahn at (212) 754-5359 or via e-mail at *rahn@blackrock.com.*

Annual Stockholders Meeting
All Stockholders are invited to attend the BlackRock annual meeting on Tuesday, May 14, 2002, at 9 a.m., local time, at the Omni Berkshire Place, 21 East 52nd Street, Second Floor, New York, New York.

Common Stock Prices
The table below sets forth by quarter the range of high and low sale and quarter-end closing prices for BlackRock class A common stock.

2001	High	Low	Close
First Quarter	$44.00	$31.25	$36.00
Second Quarter	$37.77	$30.76	$34.29
Third Quarter	$44.50	$34.01	$44.22
Fourth Quarter	$44.40	$37.46	$41.70
2000			
Fourth Quarter	$48.00	$31.88	$42.00

Dividend Policy
BlackRock has not declared any dividends on its common stock and presently intends to retain future earnings, if any, for the development of our business and therefore does not anticipate that our board of directors will declare or pay any dividends on the class A common stock and class B common stock in the foreseeable future. The declaration of and payment of dividends by BlackRock are subject to the discretion of our board of directors. BlackRock is a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. The board of directors will determine future dividend policy based on our results of operations, financial conditions, capital requirements and other circumstances. In addition, because we are a consolidated subsidiary of PNC, federal banking restrictions on payments of dividends by PNC Bank may apply to us.

Registrar And Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 851-9677

Other Corporate Office Locations
One Boston Place
32nd Floor
Boston, MA 02108
Telephone: (617) 519-1911
Facsimile: (617) 519-1929

40 Torphichen Street
Edinburgh, EH2-8JB
Scotland
Telephone: 011-44-131-472-7200
Facsimile: 011-44-131-472-7201

Jardine House
Suite 3717-3718
1 Connaught Place
Central, Hong Kong
Telephone: 852-2111-2738
Facsimile: 852-2111-0051

455 Market Street
Suite 1920
San Francisco, CA 94105
Telephone: (415) 486-2600
Facsimile: (415) 977-1208

Nomura BlackRock Asset Management Co., Ltd.
Nihonbashi-Muromachi 2-1-1
Chuo-ku, Tokyo 103-0022
Japan
Telephone: 81-3-3241-9980
Facsimile: 81-3-3241-9713
E-Mail: nbam@gol.com

100 Bellevue Parkway
Wilmington, Delaware 19809-3700
Telephone: (302) 797-2000
Facsimile: (302) 797-2222

PERFORMANCE NOTES

Past performance is no guarantee of future results.

Liquidity and Fixed Income Mutual Funds: Performance data assumes the reinvestment of dividends and capital gains distributions and reflects the performance of the Institutional Class, except that Investor B Class performance of the Government Income Portfolio of BlackRock Funds is used. BlackRock waives fees, without which performance would be lower. Relative peer group performance is based on quartiles from Lipper Inc. Lipper rankings are based on total returns with dividends and distributions reinvested and do not reflect sales charges. Funds with returns among the top 25% of a peer group of funds with comparable objectives are in the first quartile and funds with returns in the next 25% of a peer group are in the second quartile. Some funds have less than ten years of performance.

The BlackRock Provident Institutional Funds TempFund and TempCash are in the Institutional Money Market Lipper peer group, and Federal Trust Fund and FedFund are in the Institutional U.S. Government Money Market Lipper peer group. T-Fund and Treasury Trust Fund are in the Institutional U.S. Treasury Lipper peer group. MuniCash and MuniFund are in the Institutional Tax-Exempt Money Market Lipper peer group. California Money Fund and New York Money Fund are in the California Tax-Exempt and New York Tax-Exempt Money Market Lipper peer groups, respectively.

The BlackRock Funds International Bond, High Yield Bond, Intermediate Bond, Intermediate Government Bond, GNMA, Government Income and Low Duration Bond Portfolios are in the International Income, High Current Yield, Short Intermediate Investment Grade Debt, Intermediate U.S. Government, GNMA, General U.S. Government and Short Investment Grade Debt Lipper peer groups, respectively. The Tax-Free Income, OH Tax Free Income, PA Tax-Free Income, NJ Tax-Free Income, DE Tax-Free Income and KY Tax-Free Income Portfolios are in the General Municipal Debt, OH Municipal Debt, PA Municipal Debt, NJ Municipal Debt, Other States Municipal Debt and KY Municipal Debt Lipper peer groups. The BlackRock Funds Core Bond Total Return and Managed Income Portfolios are in the Intermediate Investment Grade Debt Lipper peer group.

As with other money market funds, investments in BlackRock Provident Institutional Funds and the money market funds of BlackRock Funds are neither insured nor guaranteed by the U.S. government and there is no assurance that a fund will maintain a stable net asset value of $1.00 per share.

Fixed Income Composites Performance: Results do not reflect the deduction of management/advisory fees and other expenses, which will reduce a client's return. For example, assuming an annual gross return of 8.0% and an annual management/advisory fee of 0.25%, the net annualized total return of a composite would be 7.74% over a 5-year period. Frank Russell Company is the source of peer universe data for fixed income composites. Some composites have less than ten years of performance.

BLACKROCK

A member of The PNC Financial Services Group

BlackRock, Inc.
40 East 52nd Street, New York, NY 10022
Telephone: (212) 754-5300
www.blackrock.com